# Cold-EEZE®

(zinc gluconate glycine)

The revolutionary
cold remedy from
The Quigley Corporation



*Putting the care in health*™

# The Quigley Corporation

*The Quigley Corporation...*

*creators of the original COLD-EEZE®*


Cold-EEZE

## COLD-EEZE® (zinc gluconate glycine)

## *The **first** remedy to recommend at the **first** sign of a cold*

***the unique cold drop with zinc gluconate glycine— <u>clinically proven</u> to reduce the duration and severity of the common cold.***[1,2]

### *Consider* the facts:

- Oral OTC decongestants and antihistamines provide symptomatic relief only–they do not shorten the duration of a cold.
- Nearly all oral decongestant medications contain pseudoephedrine (PSE)–similar in action to phenylpropanolamine (PPA), which was withdrawn from cold products by the FDA. PSE should not be used by persons with diabetes, or those who must watch glycemic control, who are at increased risk for high blood pressure, stroke, and heart disease.
- Antibiotics act upon bacterial infections–not viruses.

### *Then,* consider COLD-EEZE...

- COLD-EEZE, especially when taken at the first sign of a cold (within the first 24 hours), is a treatment clinically proven effective in helping to reduce the duration and severity of the common cold by 42%.[1,2]
- COLD-EEZE is 100% natural, with <u>no</u> PPA, PSE, sorbitol, or artificial sweeteners.
- COLD-EEZE Sugar-Free Formula is available for persons with diabetes.[3]
- COLD-EEZE is safe and effective for all adult patients (age 12 and above).
  - — There are no significant safety risks or adverse effects associated with COLD-EEZE lozenges, when taken as directed. Limited drug interaction: when taken concomitantly, zinc may make doxycycline, minocycline, or tetracycline less effective. Take zinc two hours after ingesting doxycycline, minocycline, or tetracycline.[4]
- COLD-EEZE cold drops are available in five pleasant-tasting flavors, as

## Theory of ICAM-Receptor Mechanism of Action[5]

The zinc gluconate glycine compound in COLD-EEZE releases 93% of its ionic zinc ($Zn^{2+}$) into the mucosal membranes in the mouth. This is substantially more free zinc than released by zinc complexes with citrate, mannitol/sorbitol, tartrate, acetate or citric acid.

The zinc ions readily bind to the (cold-causing) human rhinovirus (HRV) which prevents the virus from binding to somatic cells through intercellular adhesion molecules (ICAM), the "docking point" for HRV on the surface of nasal epithelial cells—subsequently reducing HRV duplication and further infection.



*Without intervention, cold virus adheres to the ICAM on the mucosal cell, causing infection.*

*With COLD-EEZE, zinc ions(+) bind onto the virus's docking site(-).*

*Virus is blocked from binding to mucosal cell, reducing infection.*

5. Novick SG, Godfrey JC, Godfrey NJ, Wilder HR. How does zinc modify the common cold? Clinical observations and implications regarding mechanisms of action. *Medical Hypotheses*, 1996;46:295-302.

From the Cleveland Clinic Foundation Study, Cleveland, Ohio

*"The **time** to complete resolution of symptoms was* ***significantly shorter in the [COLD-EEZE] group*** *than in the placebo group* ***median, 4.4 days compared with 7.6 days*** *P < 0.001."*[1]



Average Length of Cold
8 Days
7 Days
6 Days
5 Days
4 Days
3 Days
2 Days
1 Day
42% Less
4.4 Days
7.6 Days
Cold-EEZE
Placebo


A randomized, double-blind, placebo-controlled study was conducted to test the efficacy of COLD-EEZE lozenges in reducing the duration and severity of the common cold.[1]

Patients:

- 100 persons who developed common cold symptoms within 24 hours of study enrollment
- Patients in the COLD-EEZE group (n =50) received lozenges containing 13.3 mg of zinc from zinc gluconate glycine every two hours as long as they had cold symptoms.
- Patients in the placebo group (n = 50) received similarly administered lozenges containing 5% calcium lactate pentahydrate.

Measures:

- Subjective daily scores for cough, headache, hoarseness, muscle ache, nasal drainage, nasal congestion, scratchy throat, sore throat, sneezing, and fever (assessed by oral temperature)

Results:

- Time to complete resolution of symptoms was significantly shorter in the COLD-EEZE group than in the placebo group (median, 4.4 days compared with 7.6 days; P < 0.001)

Adverse Events:

- Six patients (four placebo recipients and two zinc recipients) withdrew from the study

# The Quigley Corporation

*The Quigley Corporation...*

*creators of the original COLD-EEZE®*



From the Dartmouth College Study, Hanover, New Hampshire

*"...the [COLD-EEZE] lozenges...release 90-93% of zinc ions, whereas citric acid and mannitol/sorbitol formulations release no zinc ions when dissolved in the mouth."*[2]

*"...mean total duration for the day-1 [COLD-EEZE]-treated patients.... constitutes 42%* ***reduction in the duration of the common cold....*** *if treatment were started within hours of the onset of symptoms* ***...the overall reduction in symptom duration could be...62%."***[2]


Average Length of Cold
10 Days
9 Days
8 Days
7 Days
6 Days
5 Days
4 Days
3 Days
2 Days
1 Day
42% Less
5.3 Days
9.2 Days
Cold-EEZE
Placebo

A randomized, placebo-controlled, double-blind study was conducted to test the efficacy of COLD-EEZE lozenges in the reduction of the common cold.[2]

Patients:

- 73 persons presenting with between 2 and 9 symptoms consistent with a common cold for no more than 2 days
- 35 persons were treated with COLD-EEZE lozenges
- 38 persons were treated with placebo lozenges containing tannic acid, glycine and calcium saccharinate.

Measures:

- Patients were instructed to rate the severity of 10 cold symptoms, and to record any side effects.

Results:

- After day 4, the rate at which the COLD-EEZE patients became symptom-free increased rapidly compared with the placebo-treated patients, and became significant ($P = 0.05$) by day 6.
- The difference between COLD-EEZE and placebo groups, by the criterion of symptom severity reduction, was noticeable by day 5, and significant ($P < 0.025$) by day 7.

Adverse Events:

- Eight zinc gluconate glycine-treated patients and six placebo-treated patients

# Cold Remedy For Persons with Diabetes, or Concerns with Glycemic Control...

## Sugar-Free COLD-EEZE® Tablets

- ☐ Specially formulated for persons who must limit carbohydrate intake—including those with diabetes
- ☐ No deleterious effect on glucose levels or glycemic control[3]
- ☐ No effect on blood pressure
- ☐ No sugar, sorbitol, or sucrose
- ☐ No artificial sweeteners
- ☐ No pseudoephedrine (PSE) or phenylpropanolamine (PPA)

From the Diabetes and Glandular Disease Clinic Study, San Antonio, Texas

*"This study **did not detect any deleterious effect** of 10 days of dosing with sugar-free [COLD-EEZE] lozenges **on diabetic control** as assessed by fructosamine level, fasting blood glucose level, and home glucose monitoring."*[3]


Cold-EEZE®
Sugar Free
Gluconate
Glycine
New!
48 Sugar Free
Unflavored Tablets
Quigley

A single-center, randomized, single-blind placebo-controlled trial was conducted in patients with diabetes to assess the effects of sugar-free COLD-EEZE tablets on glucose control in patients maintained on stable antidiabetic therapy.[3]

Patients:

- 48 persons with Type 1 or Type 2 diabetes were treated with COLD-EEZE sugar-free zinc or placebo tablets for relief of cold symptoms
  - 13 persons received sugar-free placebo tablets
  - 35 persons received sugar-free COLD-EEZE tablets

Measures:

- Fasting blood glucose level was measured at baseline, study day 10, and study day 21.

Results:

- No detrimental effect on overall diabetic control

Adverse Events:

- No patients withdrew from the trial.
- There were no serious adverse events.

*The Quigley Corporation...*

*creators of the original* COLD-EEZE®


Cold-EEZE

From the Heritage Center Study, Provo, Utah*

## *The use of* **COLD-EEZE** *resulted in statistically significant reductions in the* **duration of colds**, *the* **concomitant use of antibiotics**, *and–when administered prophylactically–in the* **number of colds.**[6]


Median Length of Cold
10 Days
9 Day
8 Day
7 Day
6 Day
5 Day
4 Day
3 Day
2 Day
1 Day
40% Less
10.0 Days
6.0 Days
Cold-EEZE
No COLD EEZE Treatment

The use of COLD-EEZE resulted in a reduction in the duration of colds,

A single-center, retrospective medical study was conducted to determine the efficacy of COLD-EEZE lozenges in reducing the signs and/or symptoms of the common cold in adolescents.[6]

Patients:

- 382 adolescent students at an independent placement facility for children between 12 and 18 years of age

Measures:

- At least two of ten pre-determined cold signs/symptoms had to be present for a minimum of two days; these signs/symptoms were monitored for start and resolution dates.

Results:

- Statistically significant ($P$<0.0001) reduction in the duration of colds (40%) in the COLD-EEZE group
- Statistically significant ($P$<0.0001) reduction in the use of antibiotics (3.0%) in the COLD-EEZE group vs subjects not receiving COLD-EEZE (39.3%)
- Prophylactic use of COLD-EEZE resulted in a statistically significant ($P$<0.0001) reduction in the median number of colds per year (0) vs subjects not using COLD-EEZE (1.3).

Adverse Events:

- No patients withdrew from the study.
- Only one mild adverse event, burning tongue, was reported.


Reduced Antibiotic Usage
40%
35%
30%
25%
20%
15%
10%
5%
% of Subjects Using Antibiotics
39.3%
3.0%
With Cold-EEZE
No COLD-EEZE Treatment

The use of COLD-EEZE resulted in a reduction in use of antibiotics, from 39.3% to 3.0%.


Reduced Median Number of Colds
Colds per Year (Median)
2 Colds
1 Cold
0 Colds
100% Less
0 Colds
1.3 Colds
With Cold-EEZE
No COLD-EEZE Treatment

Prophylactic use of COLD-EEZE resulted in a 100% reduction in the median number of colds.

## The Centers for Disease Control and Prevention (CDC) have Instituted a Nationwide Initiative for Appropriate Antibiotic Use to Combat Antibiotic Resistance

A nationwide campaign, sponsored by the CDC, is currently aimed at educating healthcare providers and the public about when antibiotic therapy is really needed for upper respiratory infections, and the potential harm of unnecessary use.

The program's key objectives:

- to reduce inappropriate antibiotic use
- to reduce the spread of resistance to antibiotics

A key benefit of this initiative will be a potential decrease in costs to health plans and insurers if physicians prescribe fewer courses of antibiotics.

## Managed Care Health Plan Experience

AmeriGroup, Inc. of New Jersey

AmeriGroup has initiated the reimbursement of COLD-EEZE purchases by its members based upon the following clinical rationale:

- The proven efficacy and treatment efficiencies of the COLD-EEZE (zinc gluconate glycine) formula
- The subsequent reduction in unnecessary antibiotic prescriptions and use
- The overall potential for lowering the incidence of antimicrobial resistance, and consequent treatment problems, in its member population

# The Quigley Corporation

*The Quigley Corporation and Quigley Pharma, Inc.*


Cold-EEZE

*"The establishment of Quigley Pharma, Inc. in 2001, as a dedicated pharmaceutical subsidiary of The Quigley Corporation, will enable the Company's diversification into the prescription drug market–and ensure safe and effective distribution of its forthcoming ethical product line. These products will ultimately benefit patients around the world, and enhance value for our shareholders."*

Guy Quigley, President, Chairman, and Chief Executive Officer

## Quigley Pharma Research and Development

Potential pharmaceutical products currently being researched by Quigley Pharma include:

- A topical agent for the relief of pain caused by diabetic neuropathy–60%-70% of diabetics in the U.S. suffer mild to severe forms of this complication.
- A lozenge for the relief of sialorrhea (excessive drooling) in patients with Amyotrophic Lateral Sclerosis (ALS), otherwise known as Lou Gehrig's Disease–ALS, a progressive, fatal neurological disease, affects 30,000 Americans. As many as 50% of these persons experience excess secretions of the salivary glands, which can cause choking.
- Treatment for Radiation Dermatitis–many persons are exposed to radiation every year for therapeutic purposes, diagnostic procedures or due to the nature of their work. This exposure can cause skin reactions ranging from irritating to severe.

and Quigley Pharma, Inc.



## Quigley Pharma Inc. Management

**Richard A. Rosenbloom, M.D., Ph.D.**
**Chief Operations Officer and Executive Vice President**

(Vice President, Research and Development, The Quigley Corporation)

### Officers

Guy J. Quigley, President

Richard A. Rosenbloom, M.D., Ph. D., Chief Operations Officer and Executive Vice President

Charles Phillips, Senior Vice President

George J. Longo, Vice President, Chief Financial Officer

Eric H. Kaytes, Vice President, Chief Information Officer

### External Advisors

Philip Raskin, M.D., Professor of Medicine, University of Texas Southwestern Medical Center at Dallas, Director of the University Diabetic Treatment Center at Parkland Health and Hospital Services, and Editor of the *Journal of Diabetes Complications*

Robert H. Dworkin, Ph.D., Director of the Center for Analgesic Research at the Pain Clinic of Strong Memorial Hospital, Rochester, New York, and Professor of Anesthesiology, Oncology and Psychiatry, University of Rochester School of Medicine and Dentistry.

Quigley Pharma Inc.
Kells Building
621 North Shady Retreat Road
P.O. Box 2071
Doylestown, PA 18901
Telephone: 267-880-1100
Fax: 267-880-1153

# The Quigley Corporation



*Putting the care in health*™


1. Mossad SB, Macknin ML, Medendorp SV, Mason P. Zinc Gluconate Lozenges for Treating the Common Cold. A Randomized, Double-Blind, Placebo-Controlled Study. *Ann Int Med.* 1996;125(2):81-88.
2. Godfrey JC, Sloane BC, Smith DS, et al. Zinc Gluconate and the Common Cold: a Controlled Clinical Study. *J Int Med Res.* 1992;20(3):234-246.
3. Schwartz SL, Fischer JS, Kipnes MS. Sugar-Free Zinc Gluconate Glycine Lozenges (Cold-Eeze) Do Not Adversely Affect Glucose Control in Patients With Type 1 or Type 2 Diabetes Mellitus. *Am J Ther.* 2001;8(4);247-252.
4. Wholehealthmd.com. Supplements. Zinc-Drug Interactions. Available at: http://www.wholehealthmd.com/refshelf/substances_interact/0,1661, 10071,00.html. Accessed 02/04/02.
5. Novick SG, Godfrey JC, Godfrey NJ, Wilder HR. How does zinc modify the common cold? Clinical observations and implications regarding mechanisms of action. *Medical Hypotheses.* 1996;46:295-302.

# Quigley

The Quigley Corporation



2002

*Annual Report*

*Putting the care in health*™

# The Quigley Corporation

## Table of Contents



***The Quigley Corporation*** is a leading manufacturer, marketer, and developer of natural health and homeopathic drug products. Our corporate mission and business strategy is to identify, develop, and bring to market innovative healthcare products that improve the lives of consumers.

Our ongoing objective is to deliver long-term value to our stockholders by providing exceptional new products that address the healthcare and quality-of-life concerns of the broadest market segments. Our commitment to put the care in health is reflected in our innovative natural approach to health and the environment.

Our cold-remedy products are marketed and distributed throughout the United States under the trade name Cold-Eeze®. Cold-Eeze® is based on a proprietary Zinc Gluconate Glycine (ZIGG™) formula, proven in two double-blind studies to reduce the duration and severity of the common-cold. Cold-Eeze is now an established product in the healthcare and cold-remedy market.

The Company's subsidiaries include Quigley Pharma Inc., and Darius International Inc. Darius is a direct-selling organization specializing in proprietary health and wellness products. Quigley Pharma Inc. is a pharmaceutical subsidiary focused on researching and developing potential prescription drugs.

The Quigley Corporation's direct customers include the nation's leading food, chain drug and mass merchandisers throughout the United States, including Walgreens, Albertsons, CVS, RiteAid, Eckerd Drug Company, Phar-Mor Inc., Wal-Mart, Target, The Kroger Company, Safeway Inc., CostCo Wholesale, KMart Corporation, and wholesale distributors including AmeriSource-Bergen Drug Company and Cardinal Health.

# A Foundation in Science

Fellow Stockholders:

The Quigley Corporation entered a new era of science and discovery in 2002 as Quigley Pharma Inc. took the all-important first steps to diversify the Company into the prescription drug market with important potential new products.

These steps included starting the first proof of concept tests and clinical studies of formulations under development by Quigley Pharma.



*Guy J. Quigley*
*President,*
*Chairman & Chief Executive Officer*

Milestones in 2002 included:

- Phase II Clinical Trial of a new formulation to relieve Sialorrhea (excess secretions of the salivary glands, causing drooling) in patients suffering from diseases including Amyotrophic Lateral Sclerosis (ALS), otherwise known as Lou Gehrig's Disease, Cerebral Palsy, Parkinson's Disease, and Muscular Dystrophy among others. The Principal Investigator for this trial is Dr. Stanley H. Appel, Professor and Chairman of the Department of Neurology at the Baylor College of Medicine, Texas Medical Center, in Houston.
- Independently audited in-vitro, followed by pre-clinical modeling studies revealed a new Quigley Pharma formulation kills influenza virus strains including influenza "A" New Caledonia, influenza "A" Moscow and influenza "B" Guangdong. The next step in the process to bring these potential product formulations to the market will be to complete pre-clinical dosage response and toxicity testing already underway. At the conclusion of these tests, the Company will consider the most appropriate strategy to pursue in this process.
- Two in-vitro studies of a Quigley Pharma formulation that has been found to be effective in killing the infectious Herpes Simplex Virus Type 1 (HSV1). The original studies and additional tests are being conducted under the direction of world-renowned virologist Professor John Oxford, and will be broadened to determine the compound's effectiveness against other pathogens. Professor Oxford is Professor of Virology at St. Bartholomew's and The Royal London School of Medicine and Dentistry at the University of London. He is the co-author of two standard texts on Influenza and Virology and has published 250 scientific papers throughout the world. Professor Oxford serves as the Scientific Director of Retroscreen, Ltd., the College's research virology company.
- The Company also initiated a Phase II proof of concept study in France for its patent-pending QR-333 formulation for the treatment of diabetic neuropathy. Of the approximately 17 million patients with diabetes, 50-70% also suffer from diabetic neuropathy, which may include pain or other disabilities.



*Charles A. Phillips*
*Executive Vice President,*
*Chief Operating Officer & Director*



*George J. Longo*
*Vice President,*
*Chief Financial Officer & Director*

The formulation for relief of diabetes-related pain is a topical treatment and its ingredients are all GRAS-listed (Generally Regarded As Safe), as identified in the Code of Federal Regulations.

- At year's end, Quigley Pharma convened the first annual meeting of its new Scientific Advisory Board of leading specialists in medical science and research. The Scientific Advisory Board is a forum for the company to consult with scientific and clinical opinion leaders who provide valuable feedback for the drug development process.

Quigley Pharma is focused on medical discovery in therapeutic areas that have not been successfully covered by major pharmaceutical companies—and in coming years could become a primary revenue-driver for The Quigley Corporation.

Overall financial performance for 2002 reflected the additional research and development costs associated with Quigley Pharma and other clinical studies; non-cash charges associated with consulting services; lower net licensing fees from settled litigation that occurred during the second quarter of 2001; and discontinued operations associated with Caribbean Pacific Natural Products, Inc. These losses were offset by profits for the year from The Quigley Corporation's Health and Wellness business segment—a key component of the Company's diversification strategy since 2000.

The performance of our Health and Wellness group demonstrates the soundness of our diversification strategy—serving as a balance to the seasonal revenue cycles of our Cold-Eeze® branded products.

Cold-Eeze continues to be the Company's flagship product. The cold remedy category was significantly compressed in 2002, impacting Cold-Eeze sales. Long-term, we remain enthusiastic about the brand's potential for renewed sales growth, particularly following important new research that validated the effectiveness of Cold-Eeze—not only to reduce the severity and duration of cold symptoms but in preventing colds as well.

The results of an independent study published in the *American Journal of Therapeutics* confirmed—once again—that Cold-Eeze is an effective

# *A Foundation in Science*

means of cold prevention. Study findings showed that, when taken daily, Cold-Eeze's patented zinc gluconate glycine formula statistically lessens the number of colds an individual suffers per year, reducing the incidence from 62% to 28%.

This study also found when Cold-Eeze is taken as a first-line treatment for the common cold, it statistically reduces the use of antibiotics for respiratory illnesses by 92%. Additionally, the findings reinforced data from the original Cold-Eeze clinical trials, concluding that it reduces the median duration of a cold by approximately 4 days—from 10 to 6 days.

With exciting new product extensions like a new honey-lemon lozenge that will be aggressively marketed in 2003, the Cold-Eeze brand will be well positioned in the marketplace to return to category prominence.

Transforming changes such as the development and potential launch of products by Quigley Pharma and the growth of the Company's Health and Wellness segment require both vision and disciplined management. With these as our daily focus, The Quigley Corporation is more solidly grounded in science and discovery than at any time in its 14-year history.

Looking forward, the Company could have an array of pharmaceutical and nutriceutical products that deliver demonstrable healthcare benefits, sustainable profitability and enduring shareholder value.

On behalf of all of us working towards these goals, I want to thank you for your continuing support for The Quigley Corporation's transformation as a science and discovery innovator.

Guy J. Quigley
President,
Chairman & Chief Executive Officer



*Jacqueline F. Lewis*
*Director,*
*President of C.P.C. Associates, Inc.*



*Rounsevelle W. Schaum*
*Director,*
*Chairman of Newport Capital Partners, Inc.*



*Stephen W. Wouch*
*Director,*
*Managing Partner of Wouch, Maloney & Co., LLP*

## *Management's Discussion and Analysis of Financial Condition and Results of Operations*

### *Overview*

The Quigley Corporation, (the "Company"), headquartered in Doylestown, Pennsylvania, is a leading marketer and distributor of a diversified range of health and homeopathic products.

The Company's primary product continues to be Cold-Eeze®, which is marketed in lozenge, bubblegum and sugar-free tablet form. Cold-Eeze® is the only zinc gluconate glycine product clinically proven in two double-blind studies to reduce the severity and duration of common cold symptoms. The efficacy of the product was established following the publication of the second double-blind study in July 1996. A 2002 study also found that the use of Cold-Eeze® to treat a cold statistically reduced the use of antibiotics for respiratory illnesses by 92% when Cold-Eeze® is administered as a first-line treatment approach to the common cold. This study also reinforces the original clinical trials, concluding that Cold-Eeze® reduces the median duration of a cold by four days, along with suggesting that Cold-Eeze® is an effective means of preventing the common cold.

Cold-Eeze® is distributed through numerous independent, chain drug and discount stores throughout the United States. Cold-Eeze® sales were reduced in 2002 over the previous year, reflecting the compressed nature of the cold remedy category as a whole during 2002. Additionally, the weak economy continues to be an influence on the level of buying activity within the industry.

During 2002, Darius International made a significant contribution to the Company with sales of $15,220,813, demonstrating the success of the Company's diversification strategy initiated in 2000. The range of health and wellness products sold by Darius International serves as a balance to the seasonal revenue cycles of Cold-Eeze®.

The establishment of an ethical pharmaceutical subsidiary, Quigley Pharma Inc., may enable the Company to diversify into the prescription drug market, and to ensure safe and effective distribution of these important potential new products currently under development. During 2002, Quigley Pharma Inc. continued clinical trials and study activities in various areas of interest.

The Company continues to use the resources of independent national and international brokers to represent the Company's Cold-Eeze® products, which provides cost efficiencies that benefit the Company.

Manufacturing for all the Company's products is done by outside sources. The lozenge form is manufactured by a third-party manufacturer whose majority of revenues are from the Company, with the bubblegum and the sugar-free products being produced by different manufacturers.

During 2002, the Company continued the process of the registration of the Cold-Eeze® products in the United Kingdom as a pharmacy drug, and incurred approximately $500,000 in related expenses.

Future revenues, costs, margins, and profits will continue to be influenced by the Company's ability to maintain its manufacturing availability and capacity together with its marketing and distribution capabilities in order to continue to compete on a national and international level.

In December 2002, the Board of Directors of the Company approved a plan to sell Caribbean Pacific Natural Products, Inc. ("CPNP"). On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. ("Suncoast"). In exchange for its 60% equity interest in CPNP, the Company shall receive: (i) 750,000 shares of Suncoast's common stock, which Suncoast has agreed, at its cost and within 60 days from the closing, to register for public resale through an appropriate registration statement; and (ii) 100,000 shares of Suncoast's Series A Redeemable Preferred Stock, which bears interest at a rate of 4.25% per annum and which is redeemable from time to time after March 31, 2003 in such amounts as is equal to 50% of the free cash flow reported by Suncoast in the immediately preceding quarterly financial statements divided by the redemption price of $10.00 per share. The Company owns 19.5% of Suncoast's issued and outstanding capital stock.

## *Effect of Recent Accounting Pronouncements*

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 148 "Accounting for Stock-Based Compensation – Transition and Disclosure an amendment of FASB Statement No. 123" (SFAS 148) which amends SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. It also amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure about those effects in interim financial information. The Company has adopted the disclosure requirements of SFAS 148 for the fiscal year ended December 31, 2002.

In November 2002, the FASB issued FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements for periods ending after December 15, 2002. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity including Certain Costs Incurred in a Restructuring." The Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of commitment to an exit or disposal plan. This Statement also establishes that fair value is the objective for initial measurement of the liability. The Company must adopt SFAS No. 146 for all exit or disposal activities that are initiated after December 31, 2002. Management does not believe that adopting this pronouncement will have a material impact on the Company's consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. This statement specifies that certain acquired intangible assets in a business combination be recognized as assets separately from goodwill and existing intangible assets and goodwill be evaluated for these new separation requirements. Goodwill and intangible assets determined to have indefinite useful lives will not be amortized. The adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" was issued by the FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of this statement. The Company adopted SFAS No. 142 on January 1, 2002. The adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to implement SFAS No. 143 on January 1, 2003. The adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

*Critical Accounting Policies*

As previously described, the Company is engaged in the development, manufacturing, and marketing of health and homeopathic products that are being offered to the general public. Due to the nature of the business, it is unlikely that any accounting policies that are subject to estimations could have a material effect on the Company's results of operations. Certain key accounting policies that may affect the results of the Company are the timing of revenue recognition and sales incentives (including coupons, rebates and discounts); the classification of advertising expenses; and the fact that all research and development costs are expensed as incurred. Item 8. Notes to Financial Statements, Note 1 Organization and Business describes the Company's other significant accounting policies.

*Revenue Recognition*

Sales are recognized at the time ownership is transferred to the customer, which is primarily the time the shipment is received by the customer. Sales returns and allowances are provided for in the period that the related sales are recorded. Provisions for these reserves are based on historical experience.

*Advertising*

Advertising costs are expensed within the period to which they relate. Advertising expense is made up of media advertising, presented as part of sales and marketing expense; co-operative advertising, which is accounted for as a deduction from sales; and free product, which is accounted for as part of cost of sales. The level of advertising expense to be incurred is determined each period to coincide with management's sales and marketing strategies. Advertising costs incurred for the years ended December 31, 2002, 2001 and 2000 were $4,794,955, $3,402,006 and $9,296,483, respectively. Included in prepaid expenses and other current assets was $236,875 and $419,000 at December 31, 2002 and 2001, respectively, relating to prepaid advertising and promotion expenses.

*Research and Development*

Research and development costs are charged to operations in the year incurred. Expenditures for the years ended December 31, 2002, 2001 and 2000 were $2,663,291, $1,331,639 and $1,185,750, respectively. Principally, the progressive increase of research and development costs was due to expenses incurred as part of the product research costs related to Quigley Pharma and study costs associated with Cold-Eeze®. Quigley Pharma is currently involved in research activity following patent applications that the Company has acquired, and such research and development costs relating to potential products are expected to increase significantly over time as product research and testing progresses. The Company is at the initial stages of what may be a lengthy process to develop these patent applications into commercial products.

## *Results of Operations*

### *Twelve months ended December 31, 2002 compared with same period 2001*

Revenues from continuing operations for 2002 were $29,420,646 compared to $22,772,214 for 2001, reflecting an increase of 29%. 2002 revenues comprised $14,199,833 relating to the Cold-Eeze® product (cold remedy segment) and $15,220,813 from the Darius International (health and wellness segment), compared to 2001 revenues of $16,983,635 and $5,788,579, by respective segment. The 2001 Cold-Eeze® revenues included an amount of $1,546,592 as a result of the settlement of the infringement suit against Gel Tech, LLC, the developer of Zicam™, and Gum Tech International, Inc., its distributor, as compared to $148,866 in 2002. 2002 revenues report a reduction in Cold-Eeze® sales of $2,783,802 due to the compression of the cold remedy category in general, despite the increase in the incidences of the common cold. In addition, the weak economic conditions resulted in lower carrying amounts of inventory by our customers and reduced order size and frequency. The health and wellness segment reported significantly increased revenues in 2002, primarily due to strong marketing and promotion programs effected throughout 2002.

Cost of sales from continuing operations for 2002 as a percentage of sales was 55%, compared to 44% for 2001. The 2002 increase is primarily due to the effects of the significantly increased revenues from the health and wellness segment whose cost of sales as a percentage of sales were 71% and 67% for 2002 and 2001, respectively, reflecting this segment's lower profit margin compared to that of the Cold-Eeze® cold remedy segment.

Selling, general and administrative expenses from continuing operations for 2002 were $14,832,935, compared to $10,650,555 in 2001. The increase in 2002 was primarily due to increased advertising of $1,392,952 necessary to support the Cold-Eeze® product and a non-cash charge of $2,100,000 in 2002 for warrants granted in connection with consulting services.

Research and Development costs from continuing operations in 2002 and 2001 were $2,663,291 and $1,331,639, respectively. Principally, the increase of Research and Development in 2002 was due to expenses associated with the ongoing research and clinical activity of Quigley Pharma in the amount of $1,096,492.

During 2002, the Company's major operating expenses of salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $11,143,588 (64%) of the total operating expenses of $17,496,226, an increase of 60% over the 2001 amount of $6,983,346. The selling, general and administrative expenses related to Darius for 2002 and 2001 were $3,235,793 and $2,457,236, respectively.

Revenues of Caribbean Pacific Natural Products, Inc. (discontinued operations) for the twelve months ended December 31, 2002 and 2001 were $2,040,312, and $2,176,470, respectively; net losses for the same periods were $1,322,355 and $718,156. The loss relating to 2002 includes an amount of $633,233, relating to the asset impairment. The results of Caribbean Pacific Natural Products are represented as discontinued operations in the statements of operations with balance sheet items being represented as assets held for sale and liabilities associated with assets held for sale.

Total assets of the Company at December 31, 2002 and 2001 were $24,934,956 and $24,755,795, respectively. Working capital decreased by $2,661,872 to $15,963,949 at December 31, 2002. The primary influences on working capital during 2002 were: the increase in cash balances, which was assisted by exercises of warrants and options during 2002; reductions in inventory on hand; increased advertising accruals due to increased activity; and increased liabilities resulting from the fair value of warrants granted, associated with consulting services.

## *Twelve months ended December 31, 2001 compared with same period 2000*

For the year ended December 31, 2001, the Company had revenues from continuing operations of $22,772,214, an increase of 46.7% over 2000 revenues of $15,526,953. In 2001, net income from continuing operations of $934,120 compared to a loss from continuing operations of $5,058,713 in 2000.

Revenues for 2001 included amounts of $5,788,579 relating to Darius International (health and wellness segment) compared to $51,300 for 2000. The Cold-Eeze® product (cold remedy segment) was adversely affected by continued industry consolidations in which the Company's products are distributed, and the effects of the economic downturn which were evident in the latter part of 2001. However, independent market data indicates that the rate of decrease in consumer purchasing of Cold-Eeze® had slowed. Additionally, in 2001, revenues were assisted by the settlement in the infringement suit against Gel Tech, LLC, the developer of Zicam™, and Gum Tech International, Inc., its distributor. Under the agreement, Gum Tech paid the Company $1,137,500 for a limited license for the use of zinc gluconate for the treatment of the duration and symptoms of the common cold. Gum Tech was also required to pay the Company an ongoing royalty of 5.5 percent from April 1, 2001 through March 5, 2002 on all Zicam™ cold relief sales. In addition, Gum Tech guaranteed to pay a minimum of $500,000 in ongoing royalties, regardless of sales, through March 5, 2002. Legal and other expenses associated with this lawsuit in 2001 approximated $700,000.

The Company's cost of sales from continuing operations as a percentage of sales increased to 44.3% in 2001 from 32.9% in 2000. The primary reason for the increase in 2001 was the higher proportion of sales attributable to Darius in 2001 (25%) compared to 2000 (0.3%). Darius products carry a higher a cost of goods compared to Cold-Eeze® products.

Selling, general and administrative expenses from continuing operations for 2001 were $10,650,555, compared to $13,930,435 in 2000. Advertising costs in 2001 decreased by approximately $6,000,000; however this reduction in costs was partially offset by increased operating costs of Darius which was due to limited operations in 2000.

Research and Development costs from continuing operations in 2001 and 2000 were $1,331,639 and $1,185,750, respectively. Principally, the increase of Research and Development in 2001 and 2000 was due to expenses incurred as part of the costs related to the application for a pharmacy drug license in the United Kingdom, together with the research costs related to Quigley Pharma.

During 2001, the Company's major operating expenses from continuing operations of salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $6,983,346 (58%) of the total of $11,982,194, a decrease of 37% over the 2000 amount of $11,030,430. The selling, general and administrative expenses related to Darius for 2001 and 2000 were $2,457,236 and $609,984, respectively.

Revenues of Caribbean Pacific Natural Products, Inc. for the twelve months ended December 31, 2001 and 2000 were $2,176,470 and $798,866, respectively; net losses for the same periods were $718,156 and $137,760. The results of Caribbean Pacific Natural Products are represented as discontinued operations in the statement of operations, with balance sheet items being represented as assets held for sale and liabilities associated with assets held for sale.

Total assets of the Company at December 31, 2001 and 2000 were $24,755,795 and $26,055,601, respectively. Working capital increased by $3,694 to $18,625,821 at December 31, 2001. The primary influences on working capital during 2001 were the reductions in accrued expenses relating to advertising and royalties and sales commissions, with the related reduction in cash balances.

## *Material Commitments and Significant Agreements*

The Company's products are manufactured by outside sources. The Company has agreements in place with these manufacturers, which insure a reliable source of product for the future. The majority of revenues received by the facility producing the Cold-Eeze® lozenge is from the Company.

The Company has agreements in place with independent brokers whose function is to represent the Company's Cold-Eeze® products, in a product sales and promotion capacity, throughout the United States and internationally. The brokers are remunerated through a commission structure, based on a percentage of sales collected, less certain deductions.

There are significant royalty and commission agreements between the Company and patent holders of the Company's cold remedy products. The Company has entered into royalty and consulting agreements with the patent holders that require payments of 8% on sales collected, less certain deductions, and with the founders who share a commission of 5% on sales collected, less certain deductions. The agreement with one patent holder expired on March 5, 2002. The agreements with the other patent holder expire on May 4, 2007, and with the founders on May 31, 2005.

The Company has an agreement with the former owners of the Utah-based direct marketing and selling company, whereby they receive payments, currently totaling 5% of net sales collected, for use of product formulations, consulting, confidentiality and non-compete agreements. Amounts paid or payable under such agreement during 2002 and 2001 were $448,647 and $678,454, respectively. Amounts payable under such agreement at December 31, 2002 and 2001 were $63,866 and $54,941, respectively.

Certain operating leases for office and warehouse space maintained by the Company resulted in rent expense for the years ended December 31, 2002, 2001 and 2000, of $236,304, $218,456 and $133,127, respectively. The future minimum lease obligations under these operating leases are approximately $717,000.

The Company has committed to advertising costs approximating $130,000 relating to 2003. Additional advertising cost is expected to be incurred for the remainder of 2003.

## *Liquidity and Capital Resources*

The Company had working capital of $15,963,949 and $18,625,821 at December 31, 2002 and 2001, respectively. Changes in working capital overall have been primarily due to the following items: cash balances have increased by $3,212,775 due partly to remittances resulting from the exercise of options and warrants during the year; inventory has decreased by $1,564,459 due to the management of inventory levels; accrued advertising has increased by $890,783 as a result of increased outside advertising activity in 2002 compared to 2001; remaining current liabilities have increased in 2002 due to the increased business activity of the health and wellness segment and also due to an accrued liability in 2002 resulting from warrants granted associated with consulting services. Total cash balances at December 31, 2002 were $12,897,080, compared to $9,684,305 at December 31, 2001.

Management believes that its revised strategy to establish Cold-Eeze® as a recognized brand name, its broader range of products, its diversified distribution methods as it relates to the health and wellness business segment, adequate manufacturing capacity, and growth in international sales together with its current working capital should provide an internal source of capital to fund the Company's business operations. In addition to anticipated funding from operations, the Company and its subsidiaries may in the short and long term raise capital through the issuance of equity securities to finance anticipated growth.

Management is not aware of any trends, events or uncertainties that have or are reasonably likely to have a material negative impact upon the Company's (a) short-term or long-term liquidity, or (b) net sales, revenues or income from continuing operations. Any challenge to the Company's patent rights could have a material adverse effect on future liquidity of the Company; however, the Company is not aware of any condition that would make such an event probable.

Management believes that cash generated from operations along with its current cash balances will be sufficient to finance working capital and capital expenditure requirements for at least the next twelve months.

### *Impact of Inflation*

The Company is subject to normal inflationary trends and anticipates that any increased costs should be passed on to its customers.

### *Forward-Looking Statements*

In addition to historical information, this Annual Report contains forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, management of growth, competition, pricing pressures on the Company's product, industry growth and general economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission. No claims are being made for the potential medicine discussed in this filing to be safe, effective, or approved by the Federal Food and Drug Administration (FDA).

## *Responsibility for Financial Statements*

The management of The Quigley Corporation is responsible for the information and representations contained in this report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management is required to include amounts based on estimates and judgments, which it believes are reasonable under the circumstances.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded, and summarized. This system of control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of policies and procedures.

PricewaterhouseCoopers LLP, the Company's independent accountants, performed an audit for the years ended December 31, 2002, 2001, and 2000, in accordance with generally accepted auditing standards. The independent accountants conducted a review of certain internal accounting controls to the extent required by generally accepted auditing standards and performed such substantive tests and procedures, as they deem necessary to arrive at an opinion on the fairness of the financial statements presented herein.

**Guy J. Quigley**
Chairman of the Board,
President, Chief Executive Officer
March 17, 2003

**George J. Longo**
Vice President, Chief Financial Officer
(Principal Financial and Accounting Officer)
March 17, 2003

## *Report Of Independent Accountants*

### *To the Board of Directors and Stockholders of The Quigley Corporation*

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of The Quigley Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 17, 2003

# *The Quigley Corporation - Consolidated Balance Sheets*

ASSETS

| | *December 31, 2002* | *December 31, 2001* |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and cash equivalents | *$12,897,080* | *$9,684,305* |
| Accounts receivable (less doubtful accounts of $737,782 and $719,310) | *4,188,123* | *4,175,394* |
| Inventory | *4,526,761* | *6,091,220* |
| Prepaid expenses and other current assets | *490,117* | *1,448,157* |
| Assets held for sale | *374,007* | *782,265* |
| TOTAL CURRENT ASSETS | *22,476,088* | *22,181,341* |
| PROPERTY, PLANT AND EQUIPMENT – net | *2,336,736* | *2,120,055* |
| OTHER ASSETS: | | |
| Patent rights – Less accumulated amortization | - | *21,940* |
| Goodwill, net | *30,763* | *30,763* |
| Other assets | *1,000* | *1,000* |
| Assets held for sale | *90,369* | *400,696* |
| TOTAL OTHER ASSETS | *122,132* | *454,399* |
| TOTAL ASSETS | *$24,934,956* | *$24,755,795* |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | *December 31, 2002* | *December 31, 2001* |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accounts payable | *$394,675* | *$818,805* |
| Accrued royalties and sales commissions | *1,146,495* | *868,621* |
| Accrued advertising | *1,559,575* | *668,792* |
| Accrued consulting | *1,673,000* | - |
| Other current liabilities | *1,353,383* | *844,461* |
| Liabilities associated with assets held for sale | *385,011* | *354,841* |
| TOTAL CURRENT LIABILITIES | *6,512,139* | *3,555,520* |
| COMMITMENTS AND CONTINGENCIES | | |
| STOCKHOLDERS' EQUITY: | | |
| Common stock, $.0005 par value; authorized 50,000,000; Issued: 16,102,670 and 15,321,206 shares | *8,051* | *7,661* |
| Additional paid-in-capital | *32,592,222* | *28,915,612* |
| Retained earnings | *11,010,703* | *17,465,161* |
| Less: Treasury stock, 4,646,053 and 4,646,053 shares, at cost | *(25,188,159)* | *(25,188,159)* |
| TOTAL STOCKHOLDERS' EQUITY | *18,422,817* | *21,200,275* |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | *$24,934,956* | *$24,755,795* |

***See accompanying notes to financial statements***

## *The Quigley Corporation - Consolidated Statements of Operations*

| | Year Ended December 31, 2002 | Year Ended December 31, 2001 | Year Ended December 31, 2000 |
|---|---|---|---|
| SALES: | | | |
| Sales | $31,285,394 | $23,047,894 | $18,565,319 |
| Co-operative advertising promotions | 2,013,614 | 1,822,272 | 3,038,366 |
| NET SALES | 29,271,780 | 21,225,622 | 15,526,953 |
| LICENSING FEES | 148,866 | 1,546,592 | - |
| TOTAL REVENUE | 29,420,646 | 22,772,214 | 15,526,953 |
| COST OF SALES | 17,208,836 | 10,220,849 | 6,116,204 |
| GROSS PROFIT | 12,211,810 | 12,551,365 | 9,410,749 |
| OPERATING EXPENSES: | | | |
| Sales and marketing | 4,941,174 | 3,220,789 | 8,225,242 |
| Administration | 9,891,761 | 7,429,766 | 5,705,193 |
| Research and development | 2,663,291 | 1,331,639 | 1,185,750 |
| TOTAL OPERATING EXPENSES | 17,496,226 | 11,982,194 | 15,116,185 |
| INCOME (LOSS) FROM OPERATIONS | (5,284,416) | 569,171 | (5,705,436) |
| INTEREST AND OTHER INCOME | 152,313 | 364,949 | 646,723 |
| INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES | (5,132,103) | 934,120 | (5,058,713) |
| INCOME TAXES | - | - | - |
| INCOME (LOSS) FROM CONTINUING OPERATIONS | (5,132,103) | 934,120 | (5,058,713) |
| DISCONTINUED OPERATIONS: | | | |
| Loss from discontinued operations | (689,122) | (718,156) | (137,760) |
| Loss on impairment related to investment in sun-care and skincare operations | (633,233) | - | - |
| NET INCOME (LOSS) | ($6,454,458) | $215,964 | ($5,196,473) |
| Basic earnings per common share: | | | |
| Income (loss) from continuing operations | ($0.47) | $0.09 | ($0.48) |
| Loss from discontinued operations | (0.12) | (0.07) | (0.01) |
| Net Income (loss) | ($0.59) | $0.02 | ($0.49) |
| Diluted earnings per common share: | | | |
| Income (loss) from continuing operations | ($0.47) | $0.09 | ($0.48) |
| Loss from discontinued operations | (0.12) | (0.07) | (0.01) |
| Net Income (loss) | ($0.59) | $0.02 | ($0.49) |
| Weighted average common shares outstanding: | | | |
| Basic | 10,893,944 | 10,675,153 | 10,551,027 |
| Diluted | 10,893,944 | 10,750,687 | 10,551,027 |



*See accompanying notes to financial statements*

## *The Quigley Corporation - Consolidated Statements Of Stockholders' Equity*

| | Common Stock Shares | Issued Amount | Additional Paid-in-Capital | Treasury Stock | Retained Earnings | Total |
|---|---|---|---|---|---|---|
| Balance January 1, 2000 | 10,349,731 | $7,415 | $28,807,108 | ($25,044,584) | $22,445,670 | $26,215,609 |
| Treasury stock | (134,400) | | | (113,444) | | (113,444) |
| Tax benefits from options, warrants and common stock | | | 230,998 | | | 230,998 |
| Tax valuation allowance | | | (230,998) | | | (230,998) |
| Proceeds from options and warrants exercised | 439,822 | 221 | 64,779 | | | 65,000 |
| Net loss year ended December 31, 2000 | | | | | (5,196,473) | (5,196,473) |
| Balance December 31, 2000 | 10,655,153 | 7,636 | 28,871,887 | (25,158,028) | 17,249,197 | 20,970,692 |
| Treasury stock | (30,000) | | | (30,131) | | (30,131) |
| Shares issued for net assets acquired | 50,000 | 25 | 43,725 | | | 43,750 |
| Net income year ended December 31, 2001 | | | | | 215,964 | 215,964 |
| Balance December 31, 2001 | 10,675,153 | 7,661 | 28,915,612 | (25,188,159) | 17,465,161 | 21,200,275 |
| Tax benefits from options, warrants and common stock | | | 828,177 | | | 828,177 |
| Tax valuation allowance | | | (828,177) | | | (828,177) |
| Warrants issued for service | | | 427,000 | | | 427,000 |
| Proceeds from options and warrants exercised | 781,464 | 390 | 3,249,610 | | | 3,250,000 |
| Net loss year ended December 31, 2002 | | | | | (6,454,458) | (6,454,458) |
| Balance December 31, 2002 | 11,456,617 | $8,051 | $32,592,222 | ($25,188,159) | $11,010,703 | $18,422,817 |

*See accompanying notes to financial statements*

## *The Quigley Corporation - Consolidated Statements Of Cash Flows*

| | Year Ended December 31, 2002 | Year Ended December 31, 2001 | Year Ended December 31, 2000 |
|---|---|---|---|
| OPERATING ACTIVITIES: | | | |
| Net income (loss) | ($6,454,458) | $215,964 | ($5,196,473) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) continuing operations: | | | |
| Loss from discontinued operations | 689,122 | 718,156 | 137,760 |
| Loss on impairment related to discontinued operations | 633,233 | - | - |
| Depreciation and amortization | 409,068 | 458,741 | 355,172 |
| Compensation satisfied with common stock warrants | 2,100,000 | - | - |
| Other assets | - | - | 453,164 |
| Bad debts provision | 18,472 | 183,014 | 306,001 |
| (Increase) decrease in assets: | | | |
| Accounts receivable | (31,201) | (448,426) | 2,471,491 |
| Inventory | 1,564,459 | 862,832 | (399,337) |
| Prepaid expenses and other current assets | 958,040 | (328,528) | 313,973 |
| Prepaid income taxes | - | - | 2,485,247 |
| Increase (decrease) in liabilities: | | | |
| Accounts payable | (424,130) | 11,769 | 287,271 |
| Accrued royalties and sales commissions | 277,874 | (541,126) | (312,968) |
| Accrued advertising | 890,783 | (1,069,081) | (2,786,028) |
| Other current liabilities | 508,922 | (412,175) | 551,974 |
| Total adjustments | 7,594,642 | (564,824) | 3,863,720 |
| NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES | 1,140,184 | (348,860) | (1,332,753) |
| INVESTING ACTIVITIES: | | | |
| Capital expenditures | (580,861) | (343,614) | (375,778) |
| Net cost of net assets acquired | - | (30,763) | - |
| NET CASH FLOWS USED IN INVESTING ACTIVITIES | (580,861) | (374,377) | (375,778) |
| FINANCING ACTIVITIES: | | | |
| Proceeds from exercises of options and warrants | 3,250,000 | - | 65,000 |
| Repurchase of common stock | - | (30,131) | (113,444) |
| NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES | 3,250,000 | (30,131) | (48,444) |
| NET CASH USED IN DISCONTINUED OPERATIONS | (596,548) | (844,911) | (950,916) |
| NET INCREASE (DECREASE) IN CASH | 3,212,775 | (1,598,279) | (2,707,891) |
| CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD | 9,684,305 | 11,282,584 | 13,990,475 |
| CASH AND CASH EQUIVALENTS, END OF PERIOD | $12,897,080 | $9,684,305 | $11,282,584 |



*See accompanying notes to financial statements*

## *The Quigley Corporation - Notes To Financial Statements*

### *Note 1 – Organization And Business*

The Quigley Corporation (the "Company"), organized under the laws of the state of Nevada, is engaged in the development, manufacturing, and marketing of health and homeopathic products that are being offered to the general public. For the fiscal periods presented, the Company's revenues have come from the Company's proprietary "Cold-Eeze®" products and the Health and Wellness business segment.

Darius International Inc., a wholly-owned subsidiary of the Company, was formed in January 2000 to introduce new products to the marketplace through a network of independent distributors. Darius is a direct-selling organization specializing in proprietary health and wellness products, which commenced shipping product to customers in the third quarter of 2000.

The formation of Darius International Inc., has provided diversification to the Company in both the method of product distribution and the broader range of products available to the marketplace, serving as a balance to the seasonal revenue cycles of the Cold-Eeze® branded products.

During 2000, the Company acquired a 60% ownership position in Caribbean Pacific Natural Products, Inc., ("CPNP") which is a leading developer and marketer of all-natural sun-care and skincare products for luxury resorts, theme parks and spas. In December 2002, the Board of Directors of the Company approved a plan to sell CPNP. On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. ("Suncoast"). See discussion in Notes to Financial Statements, Note 3 - Discontinued Operations.

In January 2001, the Company formed an Ethical Pharmaceutical Unit which is now Quigley Pharma Inc., a wholly-owned subsidiary of the Company, that is under the direction of its Executive Vice President and Chairman of its Medical Advisory Committee. The formation of the Company's Ethical Pharmaceutical Unit follows the Patent Office of The United States Commerce Department confirming the assignment to the Company of a Patent Application for the "Method and Composition for the Topical Treatment of Diabetic Neuropathy." In September 2001, the Patent Office confirmed the assignment to the Company of a Patent Application entitled the "Medicinal Composition and Method of Using it" (for Treatment of Sialorrhea and other Disorders) for a product to relieve sialorrhea (drooling) in patients suffering from Amyotrophic Lateral Sclerosis (ALS), otherwise known as Lou Gehrig's Disease. In November 2001, the Company was assigned a Patent Application entitled "Composition and Method for Prevention, Reduction and Treatment of Radiation Dermatitis" with the Patent Office of The United States Commerce Department. In September 2002, the Company filed a foreign patent application for "Method and Composition for the Topical Treatment of Diabetic Neuropathy" in Europe and other foreign markets. The establishment of a dedicated pharmaceutical subsidiary will enable the Company to diversify into the prescription drug market and to ensure safe and effective distribution of these important potential new products currently under development.

### *Note 2 – Summary Of Significant Accounting Policies*

#### Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated. In the opinion of management, all adjustments necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows, for the periods indicated, have been made. Certain prior period amounts have been reclassified to conform with the 2002 presentation.

During 2000, the Company acquired a 60% ownership position in Caribbean Pacific Natural Products, Inc., ("CPNP"), which is a leading developer and marketer of all-natural sun-care and skincare products for luxury resorts, theme parks and spas. In December 2002, the Board of Directors of the Company approved a plan to sell CPNP. On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. ("Suncoast"). In exchange for its 60% equity interest in CPNP, the Company shall receive: (i) 750,000 shares of Suncoast's common stock, which Suncoast has agreed, at its cost and within 60 days from the closing, to register for public resale through an appropriate registration statement; and (ii) 100,000 shares of Suncoast's Series A Redeemable Preferred Stock, which bears interest at a rate of 4.25% per annum and which is redeemable from time to time after March 31, 2003 in such amounts as is equal to 50% of the free cash flow reported by Suncoast in the immediately preceding quarterly financial statements divided by the redemption price of $10.00 per share. The Company owns 19.5% of Suncoast's issued and outstanding capital stock. Results of CPNP are presented as discontinued operations in the Consolidated Statements of Operations with the balance sheet items classified as "assets held for sale" and "liabilities associated with assets held for sale" in the Consolidated Balance Sheets.

On January 2, 2001, the Company acquired certain assets and assumed certain liabilities of a privately held company, located in Utah, involved in the direct marketing and distribution of health and wellness products. This acquisition required cash payments that approximated $110,000 and 50,000 shares of the Company's stock issued to the former owners of the assets acquired. The net assets acquired at acquisition principally consisted of intangibles with no recorded value, inventory, accounts receivable, bank balances and fixed assets totaling $536,000 and liabilities assumed approximating $416,000. Also required are continuous payments for the use of product formulations; consulting; confidentiality and non-compete fees that total up to 12% on net sales collected until $540,000 is paid, when such fees become 5% on net sales collected for the continuous applications of these arrangements. This acquisition is accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's Consolidated Statements of Operations from the date of acquisition. Prior to January 1, 2002, the excess of cost over net assets acquired had been subject to amortization on a straight-line basis over a period of 15 years. Subsequent to 2001, the account will only be reduced if the value becomes impaired.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

### Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents include cash on hand and monies invested in money market funds. The carrying amount approximates the fair market value due to the short-term maturity of these investments.

### Inventories

Inventories are stated at the lower of cost or market. The Company uses the first-in, first-out ("FIFO") method of determining cost for all inventories. Inventories are primarily comprised of finished goods.

### Property, Plant and Equipment

Property, plant and equipment is recorded at cost. The Company uses a combination of straight-line and accelerated methods in computing depreciation for financial reporting purposes. The annual provision for depreciation has been computed in accordance with the following ranges of estimated asset lives: building and improvements – twenty years; machinery and equipment – five to seven years; computer software – three years; and furniture and fixtures – seven years.

### Intangible Assets

Patent rights have been amortized on a straight-line basis over the period of the related licensing agreements, which approximated 67 months and were fully amortized as of March 2002. Amortization costs incurred for the years ended December 31, 2002, 2001 and 2000, were $21,940, $87,761 and $87,761, respectively. Accumulated amortization at December 31, 2002 and 2001 was $490,000 and $468,000, respectively.

As of December 31, 2002, intangible assets consist principally of goodwill. Goodwill is not amortized but reviewed for impairment when events and circumstances indicate the carrying amount may not be recoverable, or on an annual basis if operations of a reporting unit have materially changed from the prior year. In 2002, the Company realized an impairment loss of $296,047 from its investment in CPNP, which is reflected in discontinued operations. The effect of adopting FASB 142 was immaterial to net income and did not change basic or diluted earnings per share for the years ended December 31, 2002, 2001 and 2000.

### Concentration of Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

The Company maintains cash and cash equivalents with four major financial institutions. Since the Company maintains amounts in excess of guarantees provided by the Federal Depository Insurance Corporation, the Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

Trade accounts receivable potentially subjects the Company to credit risk. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. The Company has historically incurred minimal credit losses. The Company's broad range of customers includes many large wholesalers, mass merchandisers and multi-outlet pharmacy chains, five of which account for a significant percentage of sales volume, representing 23% for the year ended December 31, 2002, 35% for the year ended December 31, 2001, and 40% for the year ended December 31, 2000. Customers comprising the five largest accounts receivable balances represented 44% and 45% of total trade receivable balances at December 31, 2002 and 2001, respectively. During 2002, approximately 99% of the Company's revenues originated in the United States with the remainder being attributable to international trade.

The Company currently uses three separate suppliers to produce Cold-Eeze® in lozenge, bubble gum, and sugar-free tablet form. A large proportion of the Company's revenues are currently generated from the sale of the Cold-Eeze® product with the remaining revenue coming from the health and wellness segment. The lozenge form is manufactured by a third-party manufacturer whose majority of revenues are from the Company. The other forms are manufactured by third parties that produce a variety of other products for other customers. Should these relationships terminate or discontinue for any reason, the Company has formulated a contingency plan in order to prevent such discontinuance from materially affecting the Company's operations. Any such termination may, however, result in a temporary delay in production until the replacement facility is able to meet the Company's production requirements.

Raw material used in the production of the product is available from numerous sources. Currently, it is being procured from a single vendor in order to secure purchasing economies. In a situation where this one vendor is not able to supply the contract manufacturer with the ingredients, other sources have been identified.

Darius' product for resale is sourced from several suppliers. In the event that such sources were no longer in a position to supply Darius with product, other vendors have been identified as reliable alternatives with minimal adverse loss of business.

### Long-lived Assets

The Company reviews its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. If it is determined that an impairment loss has occurred based on the expected cash flows, a loss is recognized in the Statement of Operations. In 2002, the Company realized an impairment loss of $337,186 from its investment in CPNP, which is reflected in discontinued operations.

### Revenue Recognition

Sales are recognized at the time ownership is transferred to the customer, which is primarily the time the shipment is received by the customer. Sales returns and allowances are provided for in the period that the related sales are recorded. Provisions for these reserves are based on historical experience. Total revenues for December 31, 2002 and 2001 include amounts of $148,866 and $1,546,592, respectively, as a result of the settlement of the infringement suit, related to licensing fees, against Gel Tech, LLC, the developer of Zicam™, and Gum Tech International, Inc., its distributor.

### Shipping and Handling

Product sales relating to Health and Wellness products carry an additional identifiable shipping and handling charge to the purchaser, which is classified as revenue. For cold remedy products, such costs are included as part of the invoiced price. In all cases costs related to this revenue are recorded in cost of sales.

### Stock Compensation

Stock options and warrants for purchase of the Company's common stock have been granted to both employees and non-employees since the date of the Company's public inception. Options and warrants are exercisable during a period determined by the Company, but in no event later than ten years from the date granted.

The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for its grants of options to employees. Under the intrinsic value method prescribed by APB 25, no compensation expense relating to grants to employees has been recorded by the Company in periods reported. If compensation expense for awards made during the years ended December 31, 2002, 2001 and 2000 had been determined under the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro-forma amounts indicated below:

| | *Year Ended December 31, 2002* | *Year Ended December 31, 2001* | *Year Ended December 31, 2000* |
|---|---|---|---|
| Net income (loss) | | | |
| As reported | *($6,454,458)* | *$215,964* | *($5,196,473)* |
| Compensation expense | *(2,072,220)* | *(244,000)* | *(237,750)* |
| Pro-forma | *($8,526,678)* | *($28,036)* | *($5,434,223)* |
| Basic earnings (loss) per share | | | |
| As reported | *($0.59)* | *$0.02* | *($0.49)* |
| Pro-forma | *($0.78)* | - | *($0.52)* |
| Diluted earnings (loss) per share | | | |
| As reported | *($0.59)* | *$0.02* | *($0.49)* |
| Pro-forma | *($0.78)* | - | *($0.52)* |

Expense relating to warrants granted to non-employees has been appropriately recorded in the periods presented, based on either fair values agreed upon with the grantees or fair values as determined by the Black-Scholes pricing model, dependent upon the circumstances relating to the specific grants.

### Royalties

The Company includes royalties and founders' commissions incurred as cost of sales based on agreement terms.

### Advertising

Advertising costs are expensed within the period in which they are utilized. Advertising expense is comprised of media advertising, presented as part of sales and marketing expense; co-operative advertising, which is accounted for as a deduction from sales; and free product, which is accounted for as part of cost of sales. Advertising costs incurred for the years ended December 31, 2002, 2001 and 2000 were $4,794,955, $3,402,006 and $9,296,483, respectively. Included in prepaid expenses and other current assets was $236,875 and $419,000 at December 31, 2002 and 2001, relating to prepaid advertising and promotion expenses.

### Research and Development

Research and development costs are charged to operations in the period incurred. Expenditures for the years ended December 31, 2002, 2001 and 2000 were $2,663,291, $1,331,639 and $1,185,750, respectively. Principally, the increase in research and development costs in 2002 was due to expenses incurred as part of the product research costs related to Quigley Pharma and study costs associated with Cold-Eeze®. Quigley Pharma is currently involved in research activity following patent applications that the Company has acquired, and such research and development costs relating to potential products are expected to increase significantly over time as product research and testing progresses.

### Income Taxes

The Company utilizes an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law or rates. See Notes to Financial Statements, Note 7 - Income Taxes for further discussion.

## *Note 3 – Discontinued Operations*

Effective July 1, 2000, the Company acquired a 60% ownership position of Caribbean Pacific Natural Products, Inc., ("CPNP") which is accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated financial Statements from the date of acquisition. This majority ownership position required a cash investment that approximated $812,000 and the provision for a $1million line of credit, secured by inventory, accounts receivable and all other assets of Caribbean Pacific Natural Products. The net assets of CPNP at the acquisition date principally consisted of a product license and distribution rights with no recorded value, inventory and fixed assets of $312,915 and $510,000 of working capital with a contribution to minority interest of $329,166.

In December 2002, the Board of Directors of the Company approved a plan to sell CPNP. On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. ("Suncoast"). In exchange for its 60% equity interest in CPNP, the Company shall receive: (i) 750,000 shares of Suncoast's common stock, which Suncoast has agreed, at its cost and within 60 days from the closing, to register for public resale through an appropriate registration statement; and (ii) 100,000 shares of Suncoast's Series A Redeemable Preferred Stock, which bears interest at a rate of 4.25% per annum and which is redeemable from time to time after March 31, 2003 in such amounts as is equal to 50% of the free cash flow reported by Suncoast in the immediately preceding quarterly financial statements divided by the redemption price of $10.00 per share. The Company owns 19.5% of Suncoast's issued and outstanding capital stock. The disposal of CPNP was completed in order to allow the Company to focus resources on other activities and clinical research and development.

Sales for the twelve months ended December 31, 2002, 2001 and 2000 were $2,040,312, $2,176,470 and $798,866, respectively, net losses for the same periods were $1,322,355, $718,155 and $137,760, respectively. The loss relating to 2002 includes an amount of $633,233 relating to the asset impairment. Results of CPNP are presented as discontinued operations in the Consolidated Statements of Operations with the balance sheet items classified as "assets held for sale" and "liabilities associated with assets held for sale" in the Consolidated Balance Sheets. The major classes of balance sheet items of assets held for sale at December 31, 2002 and 2001 are inventory ($281,089 and $416,526), accounts receivable ($358,670 and $248,897), and accounts payable ($172,867 and $93,008), respectively.

## *Note 4 – Segment Information*

The basis for presenting segment results generally is consistent with overall Company reporting. The Company reports information about its operating segments in accordance with Financial Accounting Standard Board Statement No. 131, "Disclosure About Segments of an Enterprise and Related Information," which establishes standards for reporting information about a company's operating segments. All consolidating items are included in Corporate & Other.

The Company has divided its operations into three reportable segments as follows: The Quigley Corporation (Cold Remedy), whose main product is Cold-Eeze®, a proprietary zinc gluconate glycine lozenge for the common cold; Darius (Health and Wellness), whose business is the sale and direct marketing of a range of health and wellness products, and Quigley Pharma (Ethical Pharmaceutical), currently involved in research and development activity to develop patent applications for potential pharmaceutical products.

As discussed in Notes to Financial Statements, Note 3 - Discontinued Operations, the Company disposed of its Sun-care and Skincare segment.

Financial information relating to 2002, 2001 and 2000 continuing operations by business segment follows:

| *As of and for the three months ended December 31, 2002* | *Cold Remedy* | *Health and Wellness* | *Ethical Pharmaceutical* | *Corporate and Other* | *Total* |
|---|---|---|---|---|---|
| Revenues | | | | | |
| Customers | *$6,782,664* | *$4,616,637* | - | - | *$11,399,301* |
| Inter-segment | - | - | - | - | - |
| Segment operating profit (loss) | *(1,510,198)* | *172,362* | *($485,590)* | *$15,470* | *(1,807,956)* |
| Total Assets | *$26,223,476* | *$1,401,867* | - | *($2,690,387)* | *$24,934,956* |

| *As of and for the twelve months ended December 31, 2002* | *Cold Remedy* | *Health and Wellness* | *Ethical Pharmaceutical* | *Corporate and Other* | *Total* |
|---|---|---|---|---|---|
| Revenues | | | | | |
| Customers | *$14,199,833* | *$15,220,813* | - | - | *$29,420,646* |
| Inter-segment | - | - | - | - | - |
| Segment operating profit (loss) | *(4,839,359)* | *1,103,610* | *($1,604,753)* | *$56,086* | *(5,284,416)* |
| Total Assets | *$26,223,476* | *$1,401,867* | - | *($2,690,387)* | *$24,934,956* |

| *As of and for the three months ended December 31, 2001* | *Cold Remedy* | *Health and Wellness* | *Ethical Pharmaceutical* | *Corporate and Other* | *Total* |
|---|---|---|---|---|---|
| Revenues | | | | | |
| Customers | *$6,536,445* | *$1,763,209* | - | - | *$8,299,654* |
| Inter-segment | - | - | - | - | - |
| Segment operating profit (loss) | *1,893,169* | *(354,104)* | *($161,182)* | - | *1,377,883* |
| Total Assets | *$26,726,729* | *$826,946* | - | *($2,797,880)* | *$24,755,795* |

| *As of and for the twelve months ended December 31, 2001* | *Cold Remedy* | *Health and Wellness* | *Ethical Pharmaceutical* | *Corporate and Other* | *Total* |
|---|---|---|---|---|---|
| Revenues | | | | | |
| Customers | *$16,983,635* | *$5,788,579* | - | - | *$22,772,214* |
| Inter-segment | *116,385* | *(176,412)* | - | *$60,027* | - |
| Segment operating profit (loss) | *1,638,264* | *(729,374)* | *($467,436)* | *127,717* | *569,171* |
| Total Assets | *$26,726,729* | *$826,946* | - | *($2,797,880)* | *$24,755,795* |

| *As of and for the three months ended December 31, 2000* | *Cold Remedy* | *Health and Wellness* | *Ethical Pharmaceutical* | *Corporate and Other* | *Total* |
|---|---|---|---|---|---|
| Revenues | | | | | |
| Customers | *$6,501,262* | *$11,811* | - | - | *$6,513,073* |
| Inter-segment | *3,486* | - | - | *($3,486)* | - |
| Segment operating profit (loss) | *360,515* | *(173,335)* | - | *648* | *187,828* |
| Total Assets | *$27,005,069* | *$428,210* | - | *($2,146,880)* | *$25,286,399* |

| *As of and for the twelve months ended December 31, 2000* | *Cold Remedy* | *Health and Wellness* | *Ethical Pharmaceutical* | *Corporate and Other* | *Total* |
|---|---|---|---|---|---|
| Revenues | | | | | |
| Customers | *$15,475,653* | *$51,300* | - | - | *$15,526,953* |
| Inter-segment | *320,623* | - | - | *($320,623)* | - |
| Segment operating (loss) | *(4,645,828)* | *(936,534)* | - | *(123,074)* | *(5,705,436)* |
| Total Assets | *$27,005,069* | *$428,210* | - | *($2,146,880)* | *$25,286,399* |

## *Note 5 - Property, Plant And Equipment*

| Consisted of the following as of: | December 31, 2002 | December 31, 2001 |
|---|---|---|
| Land | $152,203 | $152,203 |
| Buildings and improvements | 1,503,641 | 1,496,293 |
| Machinery and equipment | 1,061,852 | 845,555 |
| Computer software | 462,032 | 225,241 |
| Furniture and fixtures | 180,287 | 171,898 |
| | 3,360,015 | 2,891,190 |
| Less: Accumulated depreciation | 1,023,279 | 771,135 |
| Property, Plant and Equipment, net | $2,336,736 | $2,120,055 |

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $387,128, $343,661, and $267,411, respectively.

## *Note 6 - Patent Rights And Related Royalty Commitments*

During 1996, the Company entered into a licensing agreement resulting in the utilization of the zinc gluconate patent. In return for the acquisition of this license, the Company issued a total of 240,000 shares of common stock to the patent holder and attorneys during 1996 and 1997. The related intangible asset, approximating $490,000, was valued at the fair value of these shares at the date of the grant. This asset value was amortized over the remaining life of the patent that expired in March 2002. The Company was required to pay a 3% royalty on sales collected, less certain deductions, to the patent holder throughout the term of this agreement, which also expired in 2002.

The Company also maintains a separate representation and distribution agreement relating to the development of the zinc gluconate glycine product formulation. In return for exclusive distribution rights, the Company must pay the developer a 3% royalty and a 2% consulting fee based on sales collected, less certain deductions, throughout the term of this agreement, expiring in 2007. Additionally, a founder's commission totaling 5%, on sales collected, less certain deductions, is paid to two of the officers, who are also stockholders of the Company, and whose agreements expire in 2005.

The expenses for the respective periods relating to such agreements amounted to $1,421,475, $1,399,847, and $1,952,603, for the years ended December 31, 2002, 2001, and 2000, respectively. Amounts accrued for these expenses at December 31, 2002 and 2001 were $603,387 and $553,698, respectively.

## *Note 7 - Income Taxes*

The provision (benefit) for income taxes, consists of the following:

| | Year Ended December 31, 2002 | Year Ended December 31, 2001 | Year Ended December 31, 2000 |
|---|---|---|---|
| Current: | | | |
| Federal | - | - | - |
| State | - | - | - |
| | - | - | - |
| Deferred: | | | |
| Federal | ($980,638) | $340,861 | ($1,504,966) |
| State | 82,664 | (24,977) | (183,650) |
| | (897,974) | 315,884 | (1,688,616) |
| Valuation allowance | 897,974 | (315,884) | 1,688,616 |
| Total | - | - | - |

A reconciliation of the statutory federal income tax expense (benefit) to the effective tax is as follows:

| | Year Ended December 31, 2002 | Year Ended December 31, 2001 | Year Ended December 31, 2000 |
|---|---|---|---|
| Statutory rate | ($1,744,916) | $317,600 | ($1,719,963) |
| State taxes net of federal benefit | 56,707 | (17,134) | (122,311) |
| Permanent differences and other | 790,235 | 15,418 | 153,658 |
| | (897,974) | 315,884 | (1,688,616) |
| Less valuation allowance | 897,974 | (315,884) | 1,688,616 |
| Total | - | - | - |

The tax effects of the primary "temporary differences" between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with tax laws giving rise to the Company's deferred tax assets are as follows:

| | Year Ended December 31, 2002 | Year Ended December 31, 2001 | Year Ended December 31, 2000 |
|---|---|---|---|
| Net operating loss carry-forward | $4,459,068 | $3,082,051 | $3,387,629 |
| Contract termination costs | 710,970 | 305,019 | 378,555 |
| Bad debt expense | 187,992 | 263,654 | 196,879 |
| Other | 152,789 | 133,943 | 137,488 |
| Valuation allowance | (5,510,819) | (3,784,667) | (4,100,551) |
| Total | - | - | - |

Certain exercises of options and warrants, and restricted stock issued for services that became unrestricted resulted in reductions to taxes currently payable and a corresponding increase to additional-paid-in-capital for prior years. Certain tax benefits for option and warrant exercises totaling $1,756,383 are deferred because of a net operating loss carry-forward for tax purposes ("NOLs") that occurred during the fourth quarter of 1999, resulting from a cumulative effect of deducting $42,800,364 attributed to options, warrants and unrestricted stock deductions from taxable income. The net operating loss carry-forwards arising from the option, warrant and stock activities approximate $14.3 million for federal purposes, of which $3.5 million will expire in 2019, $4.0 million in 2020, $6.8 million in 2022 and $14.3 million for state purposes, of which $9.7 million will expire in 2009, $3.0 million in 2010, and $1.6 million in 2012. Until sufficient taxable income to offset the temporary timing differences attributable to operations and the tax deductions attributable to option, warrant and stock activities are assured, a valuation allowance equaling the total deferred tax asset is being provided.

## *Note 8 - Earnings Per Share*

Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity. Diluted EPS also utilizes the treasury stock method which prescribes a theoretical buy back of shares from the theoretical proceeds of all options and warrants outstanding during the period. Since there is a large number of options and warrants outstanding, fluctuations in the actual market price can have a variety of results for each period presented.

A reconciliation of the applicable numerators and denominators of the income statement periods presented is as follows (millions, except earnings per share amounts):

| | Year Ended December 31, 2002 | | | Year Ended December 31, 2001 | | | Year Ended December 31, 2000 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Loss | Shares | EPS | Income | Shares | EPS | Loss | Shares | EPS |
| Basic EPS | ($5.1) | 10.9 | ($0.47) | $0.9 | 10.7 | $0.09 | ($5.1) | 10.5 | ($0.48) |
| Dilutives: Options and Warrants | - | - | - | - | 0.1 | - | - | - | - |
| Diluted EPS | ($5.1) | 10.9 | ($0.47) | $0.9 | 10.8 | $0.09 | ($5.1) | 10.5 | ($0.48) |

Options and warrants outstanding at December 31, 2002, 2001 and 2000 were 4,262,500, 4,014,000 and 4,042,400, respectively, but were not included in the computation of diluted earnings per share because the effect was antidilutive.

## *Note 9 - Stock Compensation*

Stock options for purchase of the Company's common stock have been granted to both employees and non-employees. Options are exercisable during a period determined by the Company, but in no event later than ten years from the date granted.

On December 2, 1997, the Company's Board of Directors approved a new Stock Option Plan ("Plan") which was amended in 2001 and provides for the granting of up to three million shares to employees. Under this Plan, the Company may grant options to employees, officers or directors of the Company at variable percentages of the market value of stock at the date of grant. No incentive stock option shall be exercisable more than ten years after the date of grant or five years where the individual owns more than ten percent of the total combined voting power of all classes of stock of the Company. Stockholders approved the Plan in 1998. A total of 477,000, 400,000 and 480,000 options were granted under this Plan during the years ended December 31, 2002, 2001 and 2000, respectively.

The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for its grants of options to employees. Under the intrinsic value method prescribed by APB 25, no compensation expense relating to grants to employees has been recorded by the Company in periods reported. If compensation expense for awards made during the years ended December 31, 2002, 2001 and 2000 had been determined under the fair-value method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro-forma amounts as displayed in Notes to Financial Statements, Note 2 – Summary of Significant Accounting Policies.

Expense relating to options granted to non-employees has been appropriately recorded in the periods presented based on either fair values agreed upon with the grantees or fair values as determined by the Black-Scholes pricing model dependent upon the circumstances relating to the specific grants.

The Company used the Black-Scholes pricing model to determine the fair value of stock options granted during the periods presented using the following assumptions: expected life of the option of 5 years and expected forfeiture rate of 0%; expected stock price volatility ranging between 108.0% and 119.2% for the year ended December 31, 2002, 58.9% for 2001, and ranging between 92.8% and 110% for the year ended December 31, 2000; expected dividend yield of 0% and risk-free interest rate ranging between 4.06% and 4.51% for the year ended December 31, 2002, expected dividend yield of 1.5% and risk-free interest rate of 4.36% for the year ended December 31, 2001, expected dividend yield of 1.5% and risk-free interest rate of between 4.94% and 6.59% for the year ended December 31, 2000, based on the expected life of the option. The impact of applying SFAS No. 123 in this pro-forma disclosure is not indicative of the impact on future years' reported net income as SFAS No. 123 does not apply to stock options granted prior to the beginning of fiscal year 1996 and additional stock options awards are anticipated in future years. All options were immediately vested upon grant.

A summary of the status of the Company's stock options and warrants granted to both employees and non-employees as of December 31, 2002, 2001, and 2000 and changes during the years then ended is presented below:

Year Ended December 31, 2002:

| | *Employees* | | *Non-Employees* | | *Total* | |
|---|---|---|---|---|---|---|
| | *Shares (,000)* | *Weighted Average Exercise Price* | *Shares (,000)* | *Weighted Average Exercise Price* | *Shares (,000)* | *Weighted Average Exercise Price* |
| Options/warrants outstanding at beginning of period | *3,009* | *$4.32* | *1,005* | *$6.73* | *4,014* | *$4.92* |
| Additions/deductions: | | | | | | |
| Granted | *432* | *5.26* | *1,045* | *8.12* | *1,477* | *7.28* |
| Exercised | *58* | *1.68* | *800* | *4.72* | *858* | *4.51* |
| Cancelled | *20* | *9.84* | *350* | *10.00* | *370* | *10.00* |
| Options/warrants outstanding at end of period | *3,363* | *$4.45* | *900* | *$8.86* | *4,263* | *$5.38* |
| Options/warrants exercisable at end of period | *3,363* | | *900* | | *4,263* | |
| Weighted-average fair value of grants | *$5.26* | | *$8.12* | | *$7.28* | |
| Price range of options/warrants exercised | *$0.81 - $5.13* | | *$1.75 - $6.50* | | *$0.81 - $6.50* | |
| Price range of options/warrants outstanding | *$0.81 - $10.00* | | *$0.81 - $11.50* | | *$0.81 - $11.50* | |
| Price range of options/warrants exercisable | *$0.81 - $10.00* | | *$0.81 - $11.50* | | *$0.81 - $11.50* | |

Year Ended December 31, 2001:

| | *Employees* | | *Non-Employees* | | *Total* | |
|---|---|---|---|---|---|---|
| | *Shares (,000)* | *Weighted Average Exercise Price* | *Shares (,000)* | *Weighted Average Exercise Price* | *Shares (,000)* | *Weighted Average Exercise Price* |
| Options/warrants outstanding at beginning of period | *2,747* | *$4.68* | *1,370* | *$5.42* | *4,117* | *$4.93* |
| Additions/deductions: | | | | | | |
| Granted | *355* | *1.26* | *45* | *1.26* | *400* | *1.26* |
| Exercised | - | - | - | - | - | - |
| Cancelled | *93* | *3.35* | *410* | *1.75* | *503* | *2.05* |
| Options/warrants outstanding at end of period | *3,009* | *$4.32* | *1,005* | *$6.73* | *4,014* | *$4.92* |
| Options/warrants exercisable at end of period | *3,009* | | *1,005* | | *4,014* | |
| Weighted-average fair value of grants | *$1.26* | | *$1.26* | | *$1.26* | |
| Price range of options/warrants exercised | - | | - | | - | |
| Price range of options/warrants outstanding | *$0.81 - $10.00* | | *$0.81 - $10.00* | | *$0.81 - $10.00* | |
| Price range of options/warrants exercisable | *$0.81 - $10.00* | | *$0.81 - $10.00* | | *$0.81 - $10.00* | |

Year Ended December 31, 2000:

| | *Employees* | | *Non-Employees* | | *Total* | |
|---|---|---|---|---|---|---|
| | *Shares (,000)* | *Weighted Average Exercise Price* | *Shares (,000)* | *Weighted Average Exercise Price* | *Shares (,000)* | *Weighted Average Exercise Price* |
| Options/warrants outstanding at beginning of period | *2,799* | *$4.59* | *1,480* | *$5.14* | *4,279* | *$4.78* |
| Additions/deductions: | | | | | | |
| Granted | *440* | *1.10* | *40* | *0.81* | *480* | *1.07* |
| Exercised | *460* | *0.50* | *130* | *0.50* | *590* | *0.50* |
| Cancelled | *32* | *7.83* | *20* | *7.40* | *52* | *7.67* |
| Options/warrants outstanding at end of period | *2,747* | *$4.68* | *1,370* | *$5.42* | *4,117* | *$4.93* |
| Options/warrants exercisable at end of period | *2,747* | | *1,370* | | *4,117* | |
| Weighted-average fair value of grants | *$0.69* | | *$0.55* | | *$0.68* | |
| Price range of options/warrants exercised | *$0.50* | | *$0.50* | | *$0.50* | |
| Price range of options/warrants outstanding | *$0.81 - $10.00* | | *$0.81 - $10.00* | | *$0.81 - $10.00* | |
| Price range of options/warrants exercisable | *$0.81 - $10.00* | | *$0.81 - $10.00* | | *$0.81 - $10.00* | |

The following table summarizes information about stock options outstanding and stock options exercisable, as granted to both employees and non-employees, at December 31, 2002:

| | *Employees* | | | *Non-Employees* | | |
|---|---|---|---|---|---|---|
| *Range of Exercise Prices* | *Number Outstanding* | *Weighted Average Remaining Contractual Life* | *Weighted-Average Exercise Price* | *Number Outstanding* | *Weighted Average Remaining Contractual Life* | *Weighted Average Exercise Price* |
| *$0.81 - $2.50* | *1,738,000* | *5.4* | *$1.58* | *85,000* | *8.5* | *$1.05* |
| *$5.13 - $9.68* | *1,289,500* | *6.9* | *$6.89* | *315,000* | *2.7* | *$7.96* |
| *$10.00 - $11.50* | *335,000* | *4.3* | *$10.00* | *500,000* | *2.8* | *$10.75* |
| | *3,362,500* | | | *900,000* | | |

Options and warrants outstanding as of December 31, 2002, 2001 and 2000 expire from March 7, 2004 through December 17, 2012, depending upon the date of grant. In February 2003, 250,000 warrants with an exercise price of $9.50 per share and an expiration date of March 2004 were issued, and the exercise date for 500,000 existing warrants was extended by one year. See discussion in Notes to Financial Statements, Note 10 – Stockholders' Equity.

During 1999, the Company implemented a defined contribution plan for its employees. The Company's contribution to the plan is based on the amount of the employee plan contributions. The Company's contribution cost to the plan in 2002 and 2001 was approximately $179,000 and $140,000, respectively.

## *Note 10 - Stockholders' Equity*

On September 8, 1998, the Company's Board of Directors declared a dividend distribution of Common Stock Purchase Rights (the "Rights"), thereby creating a Stockholder Rights Plan (the "Plan"). The dividend was payable to the stockholders of record on September 25, 1998. Each Right entitles the stockholder of record to purchase from the Company that number of Common Shares having a combined market value equal to two times the Rights exercise price of $45. The Rights are not exercisable until the distribution date, which will be the earlier of a public announcement that a person or group of affiliated or associated persons has acquired 15% or more of the outstanding common shares, or the announcement of an intention to make a tender or exchange offer resulting in the ownership of 15% or more of the outstanding common shares by a similarly constituted party. The dividend has the effect of giving the stockholder a 50% discount on the share's current market value for exercising such right. In the event of a cashless exercise of the Right, and the acquirer has acquired less than a 50% beneficial ownership of the Company, a stockholder may exchange one Right for one common share of the Company. The Final Expiration of the Plan is September 25, 2008.

Since the inception of the stock buy-back program in January 1998, the Board has subsequently increased the authorization on five occasions, for a total authorized buy-back of 5,000,000 shares or approximately 38% of the previous shares outstanding. Such shares are reflected as treasury stock and will be available for general corporate purposes. From the initiation of the plan until December 31, 2002, 4,159,191 shares have been repurchased at a cost of $24,042,801 or an average cost of $5.78 per share. No shares were repurchased during 2002.

As a result of the litigation relating to the case against Nutritional Foods Corporation, in March of 1998, a subsequent order of the Court of Common Pleas of Bucks County modified the decree of January 23, 1997 to provide for a return to treasury of 604,928 shares to the Company. As payment for legal services, 118,066 of these shares were reissued with a market value of approximately $1,145,358. This value, the cost of reacquiring these shares, then became the value of the net treasury stock ($2.35 per share) represented by 486,862 shares returned to treasury.

On April 9, 2002, The Quigley Corporation entered into an agreement with Forrester Financial, LLC, ("Forrester") providing for Forrester to act as a financial consultant to the Company. The consulting agreement commenced as of March 7, 2002 for a term of twelve months, but may be terminated by the Company at its sole discretion at any time. As compensation for services to be provided by Forrester to the Company, the Company granted to Forrester, or its designees, warrants to purchase up to a total of 1,000,000 shares of the Company's common stock. The warrants have three distinct exercise prices, they being, 500,000 warrants are exercisable at $6.50 per share, these were exercised in May 2002; 250,000 warrants are exercisable at $8.50 per share, and 250,000 warrants are exercisable at $11.50 per share. The warrants were exercisable until the earlier to occur of (i) March 6, 2003 or (ii) the termination of the Consulting Agreement.

Pursuant to an agreement dated February 2, 2003, the Company entered into an Amended and Restated Warrant Agreement (the "Amended Agreement") with Forrester Financial, LLC ("Forrester"). The amended Agreement extended by one year, until March 7, 2004, the exercise period with respect to (a) warrants to purchase 250,000 shares of common stock at $8.50 per share and (b) warrants to purchase 250,000 shares of common stock at $11.50 per share. The Amended Agreement also granted to Forrester additional warrants to purchase, at any time prior to March 7, 2004, an additional 250,000 shares of common stock at $9.50 per share. As a result of this Amended Agreement, the Company recorded a further expense of $1,400,000 in the fourth quarter of 2002, amounting to a total expense of $2,100,000, classified as administrative expense in the Consolidated Statement of Operations, relating to this warrant agreement in 2002. Additionally, $1,673,000 is reflected in the Consolidated Balance Sheet at December 31, 2002, which represents the value of the unexercised warrants.

On December 7, 2002, Forrester Financial, LLC commenced an action by a Writ of Summons filed in the Court of Common Pleas of Bucks County, PA against The Quigley Corporation. No Complaint was filed detailing the claim of Forrester Financial, LLC against The Quigley Corporation. This action was terminated with prejudice by Forrester Financial, LLC as part of its agreement with The Quigley Corporation on February 2, 2003 whereby certain warrants were scheduled to expire on March 7, 2003 were extended to March 7, 2004 (warrants to purchase 250,000 shares at $8.50; warrants to purchase 250,000 shares at $11.50). As an additional part of this agreement, Forrester Financial, LLC was granted warrants to purchase 250,000 shares at any time until March 7, 2004 at the price of $9.50 a share.

### *Note 11 - Commitments And Contingencies*

Certain operating leases for office and warehouse space maintained by the Company resulted in rent expense for the years ended December 31, 2002, 2001 and 2000, of $236,304, $218,456 and $133,127, respectively. The future minimum lease obligations under these operating leases are approximately $717,000.

The Company has committed to advertising costs approximating $130,000 relating to 2003. Additional advertising cost is expected to be incurred for the remainder of 2003.

#### TESAURO AND ELEY

In September, 2000, the Company was sued by two individuals (Jason Tesauro and Elizabeth Eley, both residents of Georgia), on behalf of a "nationwide class" of "similarly situated individuals," in the Court of Common Pleas of Philadelphia County, Pennsylvania. The Complaint alleges that the Plaintiffs purchased certain Cold-Eeze® products between August, 1996, and November, 1999, based upon cable television, radio and Internet advertisements which allegedly misrepresented the qualities and benefits of the Company's products. The Complaint requests an unspecified amount of damages for violations of Pennsylvania's consumer protection law, breach of warranty and unjust enrichment, as well as a judicial determination that the action be maintained as a class action.

In October, 2000, the Company filed Preliminary Objections to the Complaint seeking dismissal of the action. The Court sustained certain objections, thereby narrowing Plaintiffs' Complaint. In May, 2001, Plaintiffs filed a Motion to Certify the Alleged Class. The Company opposed the Motion. In November, 2001, the Court held a hearing on Plaintiffs' Motion for Class Certification. In January, 2002, the Court denied in part and granted in part the Plaintiffs' Motion. The Court denied Plaintiffs' Motion to Certify a Class based on Plaintiffs' claim under the Pennsylvania Consumer Protection Law; however, the Court certified the class based on Plaintiffs' breach of warranty and unjust enrichment claims.

The Company believes Plaintiffs' claim is completely without merit, and is vigorously defending the lawsuit and has denied any liability to the Plaintiffs. No assessment as to the outcome of this action can be made at this time.

## GOLDBLUM AND WAYNE

A Special Meeting of the Quigley stockholders was held on October 15, 1999, at which a majority of the shares entitled to vote adopted a Corrective Action Proposal (initially reported in the Company's Form 10-Q for the quarter ending June 30, 1999) to ratify actions previously taken by the Company relating to the 1990 1 for 2.74 reverse split, the 1995 1 for 10 reverse split (the "Reverse Splits") and the 1997 1 for 2 forward split (the "Forward Split"). Pursuant to the October 15, 1999 Special Meeting, the Company authorized the filing of a declaratory judgment action in Nevada to determine the effectiveness of the Corrective Action.

In August 2000, the District Court of Clark County, Nevada, held that it had jurisdiction to decide the Company's declaratory judgment action filed in April, 2000, against two putative shareholders (Thomas Goldblum and Alan Wayne), in which the Company seeks a judicial declaration that, based on stockholder approval of the Corrective Action Proposal, the Reverse Splits and Forward Split satisfy and/or comply with Nevada law and that the capitalization of Quigley evidenced by the issued and outstanding shares of common stock and common stock warrants is as reflected on Quigley's stock transfer ledger on September 10, 1999, the record date of the Special Meeting. The District Court of Clark County held a hearing on this matter on March 19, 2002 and ruled in favor of The Quigley Corporation. A final judgment has been entered of record by the Court on June 21, 2002. The period for appeal of this order to the Nevada Supreme Court has expired.

An underlying claim filed by Goldblum and Wayne in the Court of Common Pleas of Montgomery County, Pennsylvania on March 17, 1996 alleging that the plaintiffs became owners of 500,000 shares each of the Company's common stock in or about 1990 and requested damages in excess of $100,000 for breach of contract and conversion.

The Company is vigorously defending this lawsuit and has denied any liability to the plaintiffs. The Company also believes that the plaintiffs' claims are barred by the applicable statutes of limitations, and that the plaintiffs are, in any event, limited to claims for approximately 36,000 shares. The Company continues to believe that the plaintiffs' claims are without merit. No assessment as to the outcome of this action can be made at this time.

## INTERVENTION, INC.

An action was filed by Intervention, Inc. on July 2, 2002 in Contra Costa County Superior Court under the California Unfair Competition Law, Business and Professions Code, Section 17200. The Complaint claims that COLD-EEZE® does not contain ionic zinc and therefore does not have the unique quality the Company asserts for it. The Complaint purports to attack The Cleveland Clinic Study titled Zinc Gluconate Lozenges for Treating the Common Cold and the Dartmouth Study Zinc Gluconate and The Common Cold: A Controlled Clinical Study. The plaintiff claims that the Dartmouth Study is not double-blind and is not randomized. The Plaintiff also claims that The Cleveland Clinic Study is untrue and deceptive because it did not conclude that patients "starting treatments" with zinc had a 42% reduction in duration of the common cold and, also, because the 42% reduction in common cold duration is not a reference to average of cold duration but rather is a reference to the reduction in median duration. There is also a claim by the plaintiff that there is an implied claim that the results in the studies have been confirmed by repetition which plaintiff contests.

The plaintiff is requesting attorney's fees and costs, corrective equitable relief including restitution and an injunction.

The Company believes plaintiff's claim is completely without merit, has no scientific basis and is vigorously defending the lawsuit and has denied any liability to the plaintiff. Certain pre-trial discovery and motions remain to be completed and no prediction can be made as to the outcome of this case.

## LITIGATION – FORMER EMPLOYEE

On April 12, 2002, the Company commenced a complaint in Equity in the Court of Common Pleas of Bucks County, PA against the former President of Darius International Inc., its wholly owned subsidiary, following termination of such President. The allegations in the complaint include, but are not limited to, an alleged breach of fiduciary duty owed to the Company. The Company is seeking both injunctive and monetary relief. On or about May 1, 2002, the defendant filed a counterclaim requesting that the Court declare him the lawful owner of 55,000 stock options, unspecified damages relating to an alleged breach of an oral contract and for commissions allegedly owed. In addition, the Defendant requests the return of certain intellectual property used to commence and continue Darius' operations.

The Corporation believes Defendant's claims are without merit, is vigorously defending the counterclaims and is prosecuting its action on its complaint. No assessment as to the outcome of this action can be made at this time.

### *Note 12 - Terminated Legal Proceedings*

On December 7, 2002, Forrester Financial, LLC commenced an action by a Writ of Summons filed in the Court of Common Pleas of Bucks County, PA against The Quigley Corporation. No Complaint was filed detailing the claim of Forrester Financial, LLC against The Quigley Corporation. This action was terminated with prejudice by Forrester Financial, LLC as part of its agreement with The Quigley Corporation on February 2, 2003 whereby certain warrants were scheduled to expire on March 7, 2003 were extended to March 7, 2004 (warrants to purchase 250,000 shares at $8.50; warrants to purchase 250,000 shares at $11.50). As an additional part of this agreement, Forrester Financial, LLC was granted warrants to purchase 250,000 shares at any time until March 7, 2004 at the price of $9.50 a share.

On or about December 16, 2002, Herbert Krackow commenced an action in the First Circuit Court of the Ninth Judicial Circuit in and for Orange County, Florida against The Quigley Corporation, Caribbean Pacific International, and Caribbean Pacific Natural Products, Inc. asking that the Asset Sale Agreement between The Quigley Corporation and Caribbean Pacific International be set aside and that the plaintiff be made whole on an alleged Consulting Agreement for a four-year period ending on June 30, 2001. This action has been discontinued by the plaintiff with prejudice and the plaintiff has waived his right for any past or future claim against the Corporation in a Release executed by him in favor of The Quigley Corporation and Caribbean Pacific Natural Products. The Quigley Corporation entered into the Joint Mutual Release with the plaintiff without payment of any funds under the Uniform Consideration Act.

### *Note 13 - Related Party Transactions*

In the ordinary course of business, the Company has sales brokerage and other arrangements with entities whose major stockholders are also stockholders of The Quigley Corporation, or are related to major stockholders of the Company. Commissions and other items paid or payable under such arrangements for the years ended December 31, 2002, 2001 and 2000, amounted to $36,979, $160,034, and $466,033, respectively. Amounts payable under such agreements at December 31, 2002 and 2001 were approximately zero and $36,525, respectively.

An agreement between the Company and the founders Mr. Guy J. Quigley and Mr. Charles A. Phillips, both officers and stockholders of the Company, was entered into on June 1, 1995. The founders, in consideration of the acquisition of the Cold-Eeze® cold therapy product, are to share a total commission of five percent (5%), on sales collected, less certain deductions until the termination of this agreement on May 31, 2005. For the years ended December 31, 2002, 2001 and 2000, amounts of $692,766, $651,614 and $715,800, respectively, were paid or payable under such founder's commission agreements. Amounts payable under such agreements at December 31, 2002 and 2001 were $301,695 and $212,961, respectively.

The Company is in the process of acquiring licenses in certain countries through related party entities whose stockholders include Mr. Gary Quigley, a relative of the Company's Chief Executive Officer. Fees amounting to $309,493, $281,250 and $251,607 have been paid to a related entity during 2002, 2001 and 2000, respectively, to assist with the regulatory aspects of obtaining such licenses.

## *Note 14 - Quarterly Information (Unaudited)*

| | Quarter Ended | | | |
|---|---|---|---|---|
| | *March 31,* | *June 30,* | *September 30,* | *December 31,* |
| **2002** | | | | |
| Sales | *$5,249,171* | *$5,196,576* | *$8,548,654* | *$12,290,993* |
| Co-operative advertising promotions | *264,640* | *142,954* | *714,329* | *891,691* |
| Net Sales | *4,984,531* | *5,053,622* | *7,834,325* | *11,399,302* |
| Gross Profit | *2,438,035* | *1,627,890* | *3,111,062* | *5,034,823* |
| Loss – continuing operations | *(1,735,761)* | *(1,333,980)* | *(288,854)* | *(1,773,508)* |
| Net Loss | *(1,700,768)* | *(1,450,220)* | *(500,395)* | *(2,803,075)* |
| Basic earnings (loss) per share | | | | |
| Continuing operations | *($0.16)* | *($0.12)* | *($0.03)* | *($0.16)* |
| Net Loss | *(0.16)* | *(0.13)* | *(0.05)* | *(0.26)* |
| Diluted earnings (loss) per share | | | | |
| Continuing operations | *(0.16)* | *(0.12)* | *(0.03)* | *(0.16)* |
| Net Loss | *(0.16)* | *(0.13)* | *(0.05)* | *(0.26)* |
| **2001** | | | | |
| Sales | *$4,554,758* | *$2,634,111* | *$6,664,935* | *$9,194,090* |
| Co-operative advertising promotions | *493,069* | *66,232* | *232,171* | *1,030,800* |
| Net Sales | *4,061,689* | *2,567,878* | *6,432,763* | *8,163,292* |
| Gross Profit | *2,337,768* | *2,278,352* | *3,262,064* | *4,673,181* |
| Income (loss) – continuing operations | *(402,725)* | *(573,000)* | *483,884* | *1,425,961* |
| Net Income (loss) | *(402,909)* | *(680,443)* | *313,615* | *985,701* |
| Basic earnings (loss) per share | | | | |
| Continuing operations | *($0.04)* | *($0.05)* | *($0.05)* | *($0.13)* |
| Net Income (loss) | *(0.04)* | *(0.06)* | *0.03* | *0.09* |
| Diluted earnings (loss) per share | | | | |
| Continuing operations | *(0.04)* | *(0.05)* | *0.05* | *0.13* |
| Net Income (loss) | *(0.04)* | *(0.06)* | *0.03* | *0.09* |

In December 2002, the Board of Directors of the Company approved a plan to sell Caribbean Pacific Natural Products, Inc. On January 22, 2003, the Company completed the sale of its 60% equity interest in Caribbean Pacific Natural Products, Inc. to Suncoast Naturals, Inc. by exchanging its 60% controlling interest in Caribbean Pacific Natural Products, Inc. for 750,000 Shares of Common Stock and 100,000 Shares of Redeemable Preferred Stock of Suncoast Naturals, Inc. This transaction reflects the operation results and impairment losses of Caribbean Pacific Natural Products, Inc. as discontinued operations of the Company for all periods presented.

## *Market For Company's Common Equity And Related Stockholder Matters*

### *Market Information*

The Company's Common Stock, $.0005 par value, is currently traded on the NASDAQ National Market under the trading symbol "QGLY". The price set forth in the following table represents the high and low sale prices for the Company's common stock.

| | *Common Stock* | | | |
|---|---|---|---|---|
| | *2002* | | *2001* | |
| *Quarter Ended* | *High* | *Low* | *High* | *Low* |
| March 31 | *$7.280* | *$2.030* | *$1.531* | *$0.813* |
| June 30 | *$8.849* | *$5.400* | *$1.960* | *$0.750* |
| September 30 | *$8.050* | *$3.050* | *$1.600* | *$0.800* |
| December 31 | *$7.090* | *$2.400* | *$2.390* | *$0.830* |

Such quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions.

The Company's securities are traded on the NASDAQ National Market and consequently stock prices are available daily as generated by the National Market established quotation system.

### *Holders*

As of December 31, 2002, there were approximately 367 holders of record of the Company's Common Stock, including brokerage firms, clearing houses, and/or depository firms holding the Company's securities for their respective clients. The exact number of beneficial owners of the Company's securities is not known but exceeds 400.

### *Dividends*

The Company has not declared, nor paid, any cash dividends on its Common Stock. At this time, the Company intends to retain its earnings to finance future growth and maintain liquidity.

## *Selected Financial Data*

The following table sets forth the selected financial data of the Company for, and at the end of, the years ended December 31, 2002, 2001, 2000, 1999 and 1998.

The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto appearing elsewhere herein.

| *(Amounts in thousands, except per-share data)* | *Year Ended December 31 2002* | *Year Ended December 31 2001* | *Year Ended December 31 2000* | *Year Ended December 31 1999* | *Year Ended December 31 1998* |
|---|---|---|---|---|---|
| **Statement of Income Data:** | | | | | |
| Sales | $31,286 | $23,048 | $18,565 | $24,820 | $36,354 |
| Co-operative advertising promotions | 2,014 | 1,822 | 3,038 | 3,246 | 2,024 |
| Total Revenue | 29,421 | 22,772 | 15,527 | 21,574 | 34,330 |
| Gross Profit | 12,212 | 12,551 | 9,411 | 13,240 | 23,411 |
| Income (Loss) – continuing operations | (5,132) | 934 | (5,059) | (4,204) | 6,809 |
| Loss – discontinued operations | (1,322) | (718) | (137) | - | - |
| Net Income (Loss) | (6,454) | 216 | (5,196) | (4,204) | 6,809 |
| Basic earnings (loss) per share: | | | | | |
| Continuing operations | ($0.47) | $0.09 | ($0.48) | ($0.37) | $0.51 |
| Discontinued operations | ($0.12) | ($0.07) | ($0.01) | - | - |
| Net Income (Loss) | ($0.59) | $0.02 | ($0.49) | ($0.37) | $0.51 |
| Diluted earnings (loss) per share: | | | | | |
| Continuing operations | ($0.47) | $0.09 | ($0.48) | ($0.37) | $0.46 |
| Discontinued operations | ($0.12) | ($0.07) | ($0.01) | - | - |
| Net Income (Loss) | ($0.59) | $0.02 | ($0.49) | ($0.37) | $0.46 |
| Weighted-average shares outstanding: | | | | | |
| Basic | 10,894 | 10,675 | 10,551 | 11,352 | 13,335 |
| Diluted | 10,894 | 10,751 | 10,551 | 11,352 | 14,944 |

| | *As of December 31 2002* | *As of December 31 2001* | *As of December 31 2000* | *As of December 31 1999* | *As of December 31 1998* |
|---|---|---|---|---|---|
| **Balance Sheet Data:** | | | | | |
| Working capital | $15,964 | $18,626 | $18,622 | $23,621 | $43,024 |
| Total assets | 24,935 | 24,756 | 26,056 | 33,271 | 48,611 |
| Stockholders' equity | $18,423 | $21,200 | $20,971 | $26,216 | $44,607 |

In December 2002, the Board of Directors of the Company approved a plan to sell Caribbean Pacific Natural Products, Inc. ("CPNP"). On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. The sale of this segment has been treated as discontinued operations and all periods presented have been reclassified.

# The Quigley Corporation

## *Corporate Officers and Directors*

Guy J. Quigley
President,
Chairman & Chief Executive Officer

Charles A. Phillips
Executive Vice President,
Chief Operating Officer & Director

George J. Longo
Vice President,
Chief Financial Officer & Director

Jacqueline F. Lewis
Director,
President of C.P.C. Associates, Inc.

Rounsevelle W. Schaum
Director,
Chairman of Newport Capital Partners, Inc.

Stephen W. Wouch
Director,
Managing Partner of
Wouch, Maloney & Co., LLP

## *Corporate Information*

**Form 10-K Report**
A copy of the Company's Annual Report on SEC Form 10-K will be provided, without charge, to any stockholder upon written request to:

**Investor Relations**
**The Quigley Corporation**
Kells Building
621 Shady Retreat Road
P.O. Box 1349
Doylestown, PA 18901

**Stockholder Relations**
Telephone: 267.880.1111

Investors seeking additional information about the Company may call or write to:

**The Investor Relations Group Inc.**
11 Stone Street
3rd Floor
New York, NY 10004
Telephone: 212.825.3210

**Stock Exchange Listing**
NASDAQ National Market
Stock Symbol: QGLY

**Transfer Agent**
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038

**Independent Accountants**
PricewaterhouseCoopers LLP
Philadelphia, PA 19103

**General Counsel**
Eastburn and Gray
Doylestown, PA 18901

**SEC Counsel**
Olshan Grundman Frome Rosenzweig
& Wolosky LLP
New York, NY 10022

*Notes:*

The Quigley Corporation
Kells Building
621 North Shady Retreat Road
P.O. Box 1349
Doylestown, PA 18901
Telephone: 215-345-0919
Fax: 215-345-5920
www.quigleyco.com